FEDERAL DEPOSIT INSURANCE CORPORATION
WASHINGTON, DC 20006
FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For transition period from          to
FDIC Certificate Number: 622
(Exact name of Registrant as specified in its charter)

New York	13-4920330
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
275 Seventh Avenue, New York, NY     10001
(Address of principal executive offices) (Zip Code)
(212) 255-6200
(Registrant’s telephone number, including area code)
Not Applicable
(Former name, former address and former fiscal year, if changed since last report)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.01 per share	AMAL	Nasdaq Stock Market, LLC
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒        No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b–2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐	Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐        No ☒
As of November 6, 2020, the Registrant had 31,049,525 shares of Class A common stock outstanding at $0.01 par value per share.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are not statements of historical fact and generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “anticipate,” “intend,” “could,” “should,” “would,” “believe,” “project,” “plan,” “goal,” “target,” “potential,” “pro-forma,” “seek,” “contemplate,” “expect,” “estimate,” “continue,” “anticipate” and “intend,” or the negative thereof as well as other similar words and expressions of the future. These forward-looking statements include statements related to our plans, objectives, strategies, projected growth, anticipated future financial performance (including underlying assumptions), and management’s long-term performance goals, as well as statements relating to the anticipated effects or consequences of various transactions or events on our results of operations and financial condition and statements about the future performance, operations, products and services of Amalgamated Bank (“Amalgamated”).
Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict as to timing, extent, likelihood and degree of occurrence, which could cause our actual results to differ materially from those anticipated in or by such statements. Potential risks and uncertainties include, but are not limited to, the following:
•    our ability to maintain our reputation;
•    our ability to carry out our business strategy prudently, effectively and profitably;
•    unexpected challenges related to our chief executive officer's transition;
•    our ability to attract customers based on shared values or mission alignment;
•the impact of the outbreak of the novel coronavirus, or COVID-19, on our business, including the impact of the actions taken by governmental authorities to try and contain the virus or address the impact of the virus on the United States economy (including, without limitation, the Coronavirus Aid, Relief and Economic Security Act, or the CARES Act), and the resulting effect of these items on our operations, liquidity and capital position, and on the financial condition of our borrowers and other customers;
•impairment of investment securities, goodwill, other intangible assets or deferred tax assets;
•    projections on loans, assets, deposits, liabilities, revenues, expenses, net income, capital expenditures, liquidity, dividends, capital structure or other financial items;
•inaccuracy of the assumptions and estimates we make in establishing our allowance for loan losses and other estimates, including future changes in the allowance for loan losses resulting from the future adoption and implementation of the Current Expected Credit Loss (“CECL”) methodology;
•    our policies with respect to asset quality and loan charge-offs, including future changes in the allowance for loan losses resulting from the anticipated adoption and implementation of CECL;
•    the composition of our loan portfolio and the potential deterioration in the financial condition of borrowers resulting in significant increases in loan losses, provisions for those losses that exceed our current allowance for loan losses and higher loan charge-offs;
•    the availability of and access to capital, and our ability to allocate capital prudently, effectively and profitably;
•    our ability to pay dividends;
•    our ability to achieve organic loan and deposit growth and the composition of such growth;
•    our ability to identify and effectively acquire potential acquisition or merger targets, including our ability to be seen as an acquirer of choice and our ability to obtain regulatory approval for any acquisition or merger and thereafter to successfully integrate any acquisition or merger target;
•    time and effort necessary to resolve nonperforming assets;
•    fluctuations in the values of our assets and liabilities and off-balance sheet exposures;
•    general economic conditions (both generally and in our markets) may be less favorable than expected, which could
ii

result in, among other things, a deterioration in credit quality, a reduction in demand for credit and a decline in real estate values;
•    the general decline in the real estate and lending markets, particularly in our market areas, including the effects of the enactment of or changes to rent-control and other similar regulations on multi-family housing;
•    changes in the demand for our products and services;
•    other financial institutions having greater financial resources and being able to develop or acquire products that enable them to compete more successfully than we can;
•    restrictions or conditions imposed by our regulators on our operations or the operations of banks we acquire may make it more difficult for us to achieve our goals;
•    legislative or regulatory changes, including changes in tax issues, accounting standards and compliance requirements, whether of general applicability or specific to us and our subsidiaries;
•    the costs, effects and outcomes of litigation, regulatory proceedings, examinations, investigations, or similar matters, or adverse facts and developments related thereto;
•    possible changes in trade, monetary and fiscal policies of, and other activities undertaken by, governments, agencies, central banks and similar organizations, including any changes related to the outcome of 2020 national elections;
•    competitive pressures among depository and other financial institutions may increase significantly;
•adverse effects of failures by our vendors to provide agreed upon services in the manner and at the cost agreed, particularly our information technology vendors and those vendors performing a service on our behalf;
•    changes in the interest rate environment may reduce margins or the volumes or values of the loans we make or have acquired;
•    adverse changes in the bond and equity markets;
•    cybersecurity risks, and the vulnerability of our network and online banking portals, and the systems of parties with whom we contract, to unauthorized access, computer viruses, phishing schemes, spam attacks, human error, natural disasters, power loss and other security breaches that could adversely affect or disrupt our business and financial performance or reputation;
•    our ability to attract and retain key personnel, including our ability to timely identify a new chief executive officer in light of, among other things, competition for experienced employees and executives in the banking industry;
•    the possibility of earthquakes, wildfires, and other natural disasters affecting the markets in which we operate;
•    war or terrorist activities causing further deterioration in the economy or causing instability in credit markets;
•    economic, governmental or other factors may affect the projected population, residential and commercial growth in the markets in which we operate; and
•    descriptions of assumptions underlying or relating to any of the foregoing.

Amalgamated cautions readers that the foregoing list of factors is not exclusive, is not necessarily in order of importance and not to place undue reliance on forward-looking statements. All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations. Additional factors that may cause actual results to differ materially from those contemplated by any forward-looking statements also may be found in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and current Reports on Form 8-K filed with the FDIC and available at the FDIC’s website at https://efr.fdic.gov/fcxweb/efr/index.html. Further, any forward-looking statement speaks only as of the date on which it is made and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, unless required to do so under the federal securities laws.

iii

Part I Item 1. – Financial Statements Consolidated Statements of Financial Condition (Dollars in thousands)

	September 30, 2020	December 31, 2019
Assets	(unaudited)
Cash and due from banks	$6,793	$7,596
Interest-bearing deposits in banks	736,268	114,942
Total cash and cash equivalents	743,061	122,538
Securities:
Available for sale, at fair value (amortized cost of $1,482,671 and $1,217,087, respectively)	1,506,900	1,224,770
Held-to-maturity (fair value of $453,955 and $292,837, respectively)	440,949	292,704

Loans held for sale	28,676	2,328
Loans receivable, net of deferred loan origination costs (fees)	3,602,452	3,472,614
Allowance for loan losses	(48,072)	(33,847)
Loans receivable, net	3,554,380	3,438,767

Resell agreements	103,222	—
Accrued interest and dividends receivable	22,738	19,088
Premises and equipment, net	13,252	17,778
Bank-owned life insurance	80,502	80,714
Right-of-use lease asset	36,917	47,299
Deferred tax asset	34,180	31,441
Goodwill and other intangible assets	18,637	19,665
Other assets	35,029	28,246
Total assets	$6,618,443	$5,325,338
Liabilities
Deposits	$6,021,000	$4,640,982
Borrowed funds	—	75,000
Operating leases	54,921	62,404
Other liabilities	20,025	56,408
Total liabilities	6,095,946	4,834,794

Commitments and contingencies	—	—

Stockholders’ equity
Common stock, par value $.01 per share (70,000,000 shares authorized; 31,049,525 and 31,523,442 shares issued and outstanding, respectively)	310	315
Additional paid-in capital	300,779	305,738
Retained earnings	205,952	181,132
Accumulated other comprehensive income (loss), net of income taxes	15,323	3,225
Total Amalgamated Bank stockholders' equity	522,364	490,410
Noncontrolling interests	133	134
Total stockholders' equity	522,497	490,544
Total liabilities and stockholders’ equity	$6,618,443	$5,325,338

See accompanying notes to consolidated financial statements (unaudited)

Consolidated Statements of Income (unaudited) (Dollars in thousands, except for per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
INTEREST AND DIVIDEND INCOME
Loans	$35,602	$35,768	$106,440	$106,623
Securities	11,473	10,542	35,772	30,941
Federal Home Loan Bank of New York stock	56	178	190	679
Interest-bearing deposits in banks	152	209	631	756
Total interest and dividend income	47,283	46,697	143,033	138,999
INTEREST EXPENSE
Deposits	2,049	3,952	8,645	10,396
Borrowed funds	—	988	27	4,216
Total interest expense	2,049	4,940	8,672	14,612
NET INTEREST INCOME	45,234	41,757	134,361	124,387
Provision for (recovery of) loan losses	3,394	(558)	20,202	3,755
Net interest income after provision for loan losses	41,840	42,315	114,159	120,632
NON-INTEREST INCOME
Trust Department fees	3,622	4,888	11,688	14,117
Service charges on deposit accounts	2,130	2,222	6,391	6,161
Bank-owned life insurance	1,227	415	2,722	1,243
Gain (loss) on sale of investment securities available for sale, net	619	(50)	1,605	(135)
Gain (loss) on sale of loans, net	903	81	1,200	(40)
Gain (loss) on other real estate owned, net	(176)	—	(482)	(564)
Equity method investments	4,297	—	5,586	—
Other	154	103	1,855	643
Total non-interest income	12,776	7,659	30,565	21,425
NON-INTEREST EXPENSE
Compensation and employee benefits	17,547	17,765	52,338	52,187
Occupancy and depreciation	9,908	4,298	19,655	12,714
Professional fees	2,202	3,120	7,173	8,686
Data processing	2,916	2,856	8,157	8,334
Office maintenance and depreciation	863	934	2,538	2,651
Amortization of intangible assets	342	344	1,027	1,031
Advertising and promotion	1,172	684	2,511	1,998
Other	2,927	1,885	7,817	6,735
Total non-interest expense	37,877	31,886	101,216	94,336
Income before income taxes	16,739	18,088	43,508	47,721
Income tax expense (benefit)	4,259	4,893	11,109	12,527
Net income	12,480	13,195	32,399	35,194
Net income attributable to noncontrolling interests	—	—	—	—
Net income attributable to Amalgamated Bank and subsidiaries	12,480	13,195	32,399	35,194
Earnings per common share - basic	0.40	0.41	1.04	1.11
Earnings per common share - diluted	0.40	0.41	1.04	1.09

See accompanying notes to consolidated financial statements (unaudited)

Consolidated Statements of Comprehensive Income (unaudited) (Dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019

Net income	$12,480	$13,195	$32,399	$35,194
Other comprehensive income, net of taxes:
Change in total obligation for postretirement benefits, prior service credit, and other benefits	73	46	220	141
Net unrealized gains (losses) on securities available for sale	11,086	4,300	16,545	26,190
Other comprehensive income (loss), before tax	11,159	4,346	16,765	26,331
Income tax benefit (expense)	(3,106)	(1,218)	(4,667)	(7,319)
Total other comprehensive income (loss), net of taxes	8,053	3,128	12,098	19,012
Total comprehensive income (loss), net of taxes	$20,533	$16,323	$44,497	$54,206

See accompanying notes to consolidated financial statements (unaudited)

Consolidated Statements of Changes in Stockholders’ Equity (unaudited) (Dollars in thousands)

	Three Months Ended September 30, 2020
	Common Stock Class A	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Noncontrolling Interest	Total Equity
Balance as of June 30, 2020	$310	$299,997	$195,991	$7,270	$503,568	$134	$503,702
Net income	—	—	12,480	—	12,480	—	12,480
Cash dividend, $0.08 per share	—	—	(2,515)	—	(2,515)	—	(2,515)
Redemption of AREMCO class B shares	—	—	(4)	—	(4)	(1)	(5)
Stock-based compensation expense	—	782	—	—	782	—	782
Other comprehensive income (loss), net of taxes	—	—	—	8,053	8,053	—	8,053
Balance at September 30, 2020	$310	$300,779	$205,952	$15,323	$522,364	$133	$522,497

	Nine Months Ended September 30, 2020
	Common Stock Class A	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Noncontrolling Interest	Total Equity
Balance at December 31, 2019	$315	$305,738	$181,132	$3,225	$490,410	$134	$490,544
Net income	—	—	32,399	—	32,399	—	32,399
Cash dividend, $0.24 per share	—	—	(7,575)	—	(7,575)	—	(7,575)
Redemption of AREMCO class B shares	—	—	(4)	—	(4)	(1)	(5)
Shares issued under stock-based incentive plan	—	16	—	—	16	—	16
Repurchase of shares	(5)	(6,996)	—	—	(7,001)	—	(7,001)
Exercise of stock options	—	(155)	—	—	(155)	—	(155)
Stock-based compensation expense	—	2,176	—	—	2,176	—	2,176
Other comprehensive income (loss), net of taxes	—	—	—	12,098	12,098	—	12,098
Balance at September 30, 2020	$310	$300,779	$205,952	$15,323	$522,364	$133	$522,497

See accompanying notes to consolidated financial statements (unaudited)

Consolidated Statements of Changes in Stockholders’ Equity (unaudited) (Dollars in thousands)

	Three months ended September 30, 2019
	Common Stock Class A	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity	Noncontrolling Interest	Total Equity
Balance at June 30, 2019	$318	$310,186	$160,412	$3,894	$474,810	$134	$474,944
Net income	—	—	13,195	—	13,195	—	13,195
Cash dividend, $0.06 per share	—	—	(1,923)	—	(1,923)	—	(1,923)
Repurchase of class A common stock	(3)	(3,760)	—	—	(3,763)	—	(3,763)
Exercise of stock options	—	—	—	—	—	—	—
Stock-based compensation expense	—	731	—	—	731	—	731
Other comprehensive income, net of taxes	—	—	—	3,128	3,128	—	3,128
Balance at September 30, 2019	$315	$307,157	$171,684	$7,022	$486,178	$134	$486,312

	Nine months ended September 30, 2019
	Common Stock Class A	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity	Noncontrolling Interest	Total Equity
Balance at December 31, 2018	$318	$308,678	$142,231	$(11,990)	$439,237	$134	$439,371
Net income	—	—	35,194	—	35,194	—	35,194
Cash dividend, $0.18 per share	—	—	(5,741)	—	(5,741)	—	(5,741)
Repurchase of class A common stock	(3)	(3,760)	—	—	(3,763)	—	(3,763)
Exercise of stock options	—	527	—	—	527	—	527
Stock-based compensation expense	—	1,712	—	—	1,712	—	1,712
Other comprehensive income, net of taxes	—	—	—	19,012	19,012	—	19,012
Balance at September 30, 2019	$315	$307,157	$171,684	$7,022	$486,178	$134	$486,312

See accompanying notes to consolidated financial statements (unaudited)

Consolidated Statements of Cash Flows (unaudited) (Dollars in thousands)

	Nine Months Ended September 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$32,399	$35,194
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,330	3,342
Amortization of intangible assets	1,027	1,031
Deferred income tax expense (benefit)	(405)	3,820
Provision for (recovery of) loan losses	20,202	3,755
Stock-based compensation expense	2,176	1,712
Net amortization (accretion) on loan fees, costs, premiums, and discounts	1,906	734
Net amortization on securities	1,144	153
OTTI recognized in earnings	1	(1)
Net loss (income) from equity method investments	(5,586)	—
Net loss (gain) on sale of securities available for sale	(1,605)	135
Net loss (gain) on sale of loans	(1,200)	40
Net loss (gain) on sale of other real estate owned	482	564
Net loss (gain) on owned property held for sale	(1,394)	—
Net (gain) on redemption of bank-owned life insurance	(1,594)	—
Proceeds from sales of loans held for sale	80,553	16,929
Originations of loans held for sale	(105,450)	(16,484)
Decrease (increase) in cash surrender value of bank-owned life insurance	(1,128)	(1,160)
Decrease (increase) in accrued interest and dividends receivable	(3,650)	(1,545)
Decrease (increase) in other assets (1)	5,064	18,664
Increase (decrease) in accrued expenses and other liabilities (2)	(8,896)	(14,080)
Net cash provided by operating activities	19,376	52,803
CASH FLOWS FROM INVESTING ACTIVITIES
Originations and purchases of loans, net of principal repayments	(137,972)	(377,421)
Proceeds from sales of loans	—	115,856
Purchase of securities available for sale	(587,991)	(402,707)
Purchase of securities held to maturity	(184,840)	(17,301)
Proceeds from sales of securities available for sale	94,698	221,150
Maturities, principal payments and redemptions of securities available for sale	201,541	157,524
Maturities, principal payments and redemptions of securities held to maturity	35,662	113
Decrease (increase) in resell agreements	(103,222)	—
Purchase of equity method investments	(13,770)	—
Decrease (increase) of FHLBNY stock, net	3,105	(2,227)
Purchases of premises and equipment	(1,023)	(600)
Proceeds from redemption of bank-owned life insurance	2,934	—
Proceeds from sale of owned assets	1,613	—
Proceeds from sale of other real estate owned	20	208
Net cash used in investing activities	(689,245)	(305,405)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in deposits	1,380,018	217,073

Consolidated Statements of Cash Flows (unaudited) (Dollars in thousands)

Net increase (decrease) in FHLB advances	(75,000)	34,900
Issuance of class A common stock	16	—
Redemption of AREMCO class B shares	(5)	—
Repurchase of shares	(7,001)	(3,763)
Cash dividend paid	(7,481)	(5,741)
Exercise of stock options	(155)	527
Net cash provided by financing activities	1,290,392	242,996
Increase (decrease) in cash, cash equivalents, and restricted cash	620,523	(9,606)
Cash, cash equivalents, and restricted cash at beginning of year	122,538	80,845
Cash, cash equivalents, and restricted cash at end of year	$743,061	$71,239
Supplemental disclosures of cash flow information:
Interest paid during the year	$9,600	$14,352
Income taxes paid during the year	9,688	4,382
Supplemental non-cash investing activities:
Initial recognition of Right-of-use lease asset	$—	$55,813
Initial recognition of Operating leases liability	—	71,122
Loans transferred to other real estate owned	—	455
Purchase of securities available for sale, net not settled	(27,560)	—

(1) Includes $10.4 million and $5.8 million of right of use asset amortization for the respective periods
(2) Includes $1.5 million and $1.7 million accretion of operating lease liabilities for the respective periods

See accompanying notes to consolidated financial statements (unaudited)

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
1.    BASIS OF PRESENTATION AND CHANGES IN SIGNIFICANT ACCOUNTING POLICIES
The accounting and reporting policies of Amalgamated Bank (the “Bank”) conform to accounting principles generally accepted in the United States of America, or GAAP and predominant practices within the banking industry. The Bank uses the accrual basis of accounting for financial statement purposes.

The accompanying unaudited consolidated financial statements include the accounts of the Bank and its majority-owned and wholly-owned subsidiaries and have been prepared in accordance with instructions to Form 10-Q and therefore do not include all information and footnotes necessary for a fair presentation of financial position, results of operations, and cash flows in conformity with GAAP. All significant inter-company transactions and balances are eliminated in consolidation. In the opinion of the Bank’s management, all adjustments necessary for a fair presentation of the consolidated financial position and the results of operations for the interim periods presented have been included. A more detailed description of the Bank’s accounting policies is included in its Annual Report on Form 10-K for the year ended December 31, 2019 (the “2019 Annual Report”). During the second quarter of 2020, we adopted accounting policies for variable interest entities, for recognition of investment tax credits, and for resell agreements. Otherwise, there have been no significant changes to our accounting policies, or the estimates made pursuant to those policies as described in our 2019 Annual Report. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes appearing in the 2019 Annual Report.

Risks and Uncertainties

The ongoing COVID-19 pandemic has caused and will continue to cause significant disruption in the international and United States economies and financial markets and has severely restricted the level of economic activity in our markets. The spread of COVID-19 has caused illness, quarantines, cancellation of events and travel, business and school shutdowns, reduction in business activity and financial transactions, supply chain interruptions and overall economic and financial market instability. In response to the COVID-19 pandemic, the governments of all of the states in which we have branch offices and of most other states took preventative or protective actions, such as imposing restrictions on travel and business operations, advising or requiring individuals to limit or forgo their time outside of their homes, restricting evictions of tenants, and ordering temporary closures of businesses that were deemed to be non-essential. These restrictions and other consequences of the pandemic have resulted in significant adverse effects for many different types of businesses, including, among others, those in the travel, hospitality and food and beverage industries, and in multi-family real estate, and have resulted in a significant number of layoffs and furloughs of employees nationwide and in the regions in which we operate. In addition, state governments where we operate have taken actions that specifically affect how banks conduct their businesses, such as requiring loan forbearances and limitations on charging ATM and overdraft fees. Although in various locations certain activity restrictions have been relaxed and businesses and schools have reopened with some level of success, in many states and localities the number of individuals diagnosed with COVID-19 has increased significantly, which may cause a freezing or, in certain cases, a reversal of previously announced relaxation of activity restrictions and may prompt the need for additional aid and other forms of relief.

The impact of the COVID-19 pandemic is fluid and continues to evolve. The unprecedented and rapid spread of COVID-19 and its associated impacts on trade (including supply chains and export levels), travel, employee productivity, unemployment, consumer spending, and other economic activities has resulted in less economic activity, and significant volatility and disruption in financial markets. In addition, due to the COVID-19 pandemic, market interest rates have declined significantly. These reductions in interest rates and the other effects of the COVID-19 pandemic have had, and are expected to continue to have, possibly materially, an adverse effect on the Bank’s business, financial condition and results of operations. The ultimate extent of the impact of the COVID-19 pandemic on the Bank’s business, financial condition and results of operations is currently uncertain and will depend on various developments and other factors, including, among others, the duration and scope of the pandemic, as well as governmental, regulatory and private sector responses to the pandemic, and the associated impacts on the economy, financial markets and our customers, employees and vendors. In addition, it is reasonably possible that certain significant estimates made in the Bank’s financial statements could be materially and adversely impacted in the near term as a result of these conditions.

Changes in Significant Accounting Policies

The following are significant accounting policies adopted during the second quarter of 2020 and in effect for the third quarter of 2020:

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
Variable Interest Entities

The consolidated financial statements include the accounts of certain variable interest entities (“VIEs”). The Bank considers a voting rights entity to be a subsidiary and consolidates if the Bank has a controlling financial interest in the entity. VIEs are consolidated if the Bank has the power to direct the activities of the VIE that significantly impact financial performance and has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE (i.e., the Bank is the primary beneficiary).

Investments in VIEs where the Bank is not the primary beneficiary of a VIE are accounted for using the equity method of accounting. The determination of whether the Bank is the primary beneficiary of a VIE is reassessed on an ongoing basis. The consolidation status may change as a result of these reassessments.

These investments are included in Other Assets in the Bank’s Consolidated Statements of Financial Condition. The maximum potential exposure to losses relative to investments in VIEs is generally limited to the sum of the outstanding balance, future funding commitments and any related loans to the entity, both funded and unfunded. Loans to these entities are underwritten in substantially the same manner as other loans and are generally secured. Additional disclosures regarding VIEs are further described in Note 14, Variable Interest Entities.

Investment Tax Credits

The deferral method of accounting is used for investments that generate investment tax credits. Under this method, the investment tax credits are recognized as a reduction of the related asset.

Resell Agreements

The Bank enters into short-term agreements for the purchase of government guaranteed loans with simultaneous agreements to resell (resell agreements). The Bank obtains possession of collateral with a market value equal to or in excess of the principal amount loaned under resell agreements.

Reclassifications

The Bank made reclassifications of its residential 1-4 loans held for sale, previously disclosed in the prior period financial statements in other assets, to conform to the current presentation. Reclassifications are presented on the consolidated statements of financial condition and on the consolidated statements of cash flows. Reclassifications had no effect on the total assets of the Bank or on the net cash provided by operating activities of the Bank as reported on the prior period consolidated financial statements.

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
2.    RECENT ACCOUNTING PRONOUNCEMENTS
Accounting Standards Adopted in 2019
In February 2016, the FASB issued ASU 2016-02 “Leases (Topic 842)”. The new lease accounting standard requires the recognition of a right of use asset and related lease liability by lessees for leases classified as operating leases under current GAAP. Topic 842, which replaces the current guidance under Topic 840, retains a distinction between finance leases and operating leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by lessee does not significantly change from current GAAP. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize right of use assets and lease liabilities. The standard became effective for annual reporting periods beginning after December 15, 2018. A modified retrospective transition approach must be applied for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements. Transition accounting for leases that expired before the earliest comparative period presented is not required. The Bank elected the effective date transition method of applying the new leases standard at the beginning of the period of adoption on January 1, 2019. The standard provides several optional practical expedients in transition. The Bank elected the “package of practical expedients”, which permits the Bank not to reassess prior conclusions about lease identification, lease classification and initial direct costs and allows it to continue to account for leases that commenced prior to the adoption date as operating leases. The Bank analyzed all its significant leases to determine if a lease was in scope of the ASU and determined 15 facilities leases were in scope. Based on leases outstanding at December 31, 2018, the Bank recorded a $71.1 million Operating leases liability and a $55.8 million related Right-of-use asset upon commencement on January 1, 2019. The measurement of the Right-of-use asset included a $15.3 million reduction to account for accrued rent previously established under Topic 840. The Bank has presented its Right-of-use asset and related Operating leases liability on the Consolidated Statements of Financial Condition. Refer to Note 12 - Leases for further details.
Accounting Standards Adopted in 2020
In June 2016, the FASB amended existing guidance for ASU 2017-04, “Intangibles – Goodwill and Other (Topic 350)”, to simplify the subsequent measurement of goodwill. The amendment requires an entity to perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount of the reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to that reporting unit. The amendments also eliminate the requirement for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. The amendments became effective for public business entities for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The amendments should be applied prospectively. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition in the first annual period and in the interim period within the first annual period when the entity initially adopts the amendments. As a result of the Bank’s acquisition of New Resource Bank (“NRB”) in the latter half of the second quarter of 2018, the Bank elected June 30, 2019 as the beginning date for annual impairment testing. The Bank adopted ASU 2017-04 during the second quarter of 2020 and performed its annual impairment test. The estimated fair value of the Bank was in excess of the carrying value and the Bank, as a sole reporting unit, was not at risk of failing the quantitative analysis. Adoption did not have an effect on the Bank’s operating results or financial condition. Refer to Note 13 - Goodwill and Intangible Assets for further details.
In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”, which improves the effectiveness of fair value measurement disclosures. The amendments modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement as follows: removes disclosure requirements for the amount and reasons for transfer between Level 1 and Level 2 assets and liabilities in the fair value hierarchy; modifies disclosure requirements for transfers into and out of Level 3 assets and liabilities in the fair value hierarchy; adds disclosure requirements for the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments in this update became effective for all entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Adoption of ASU 2018-13 did not have a material effect on the Bank’s operating results or financial condition.

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
Accounting Standards Effective in 2020 and onward
In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 significantly changes the impairment model for most financial assets that are measured at amortized cost and certain other instruments from an incurred loss model to an expected loss model and provides for recording credit losses on available for sale debt securities through an allowance account. ASU 2016-13 also requires certain incremental disclosures. In October 2019, the FASB voted to extend the adoption date for entities eligible to be smaller reporting companies, public business entities (PBEs) that are not SEC filers, and entities that are not PBEs from January 1, 2020 to January 1, 2023. Based on the Bank’s election as an Emerging Growth Company under the Jumpstart Our Business Startups Act to use the extended transition period for complying with any new or revised financial accounting standards, the Bank currently anticipates a January 1, 2023 adoption date. In preparation, the Bank has performed work in assessing and enhancing its technology environment and related data needs and availability.  Additionally, a Management Committee comprised of members from multiple departments has been established to monitor the Bank’s progress towards adoption. As adoption will require the implementation of significant changes to the existing credit loss estimation model and is dependent on the economic forecast, and given the length of time before our adoption date, evaluating the overall impact of the ASU on the Bank’s Consolidated Financial Statements is not yet determinable.

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
3.    OTHER COMPREHENSIVE INCOME (LOSS)
The Bank records unrealized gains and losses, net of taxes, on securities available for sale in other comprehensive income (loss) in the Consolidated Statements of Changes in Stockholders’ Equity. Gains and losses on securities available for sale are reclassified to operations as the gains or losses are recognized. Other-than-temporary impairment (“OTTI”) losses on debt securities are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income (loss). The Bank also recognizes as a component of other comprehensive income (loss) the actuarial gains or losses as well as the prior service costs or credits that arise during the period from post-retirement benefit plans.
Other comprehensive income (loss) components and related income tax effects were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
(In thousands)
Change in obligation for postretirement benefits and for prior service credit	$55	$53	$165	$164
Change in obligation for other benefits	18	(7)	55	(23)
Change in total obligation for postretirement benefits and for prior service credit and for other benefits	$73	$46	$220	$141
Income tax effect	(20)	(12)	(61)	(26)
Net change in total obligation for postretirement benefits and prior service credit and for other benefits	53	34	159	115
Unrealized holding gains (losses) on available for sale securities	$11,706	$4,250	$18,149	$26,056
Reclassification adjustment for losses (gains) realized in income	(620)	50	(1,604)	134
Change in unrealized gains (losses) on available for sale securities	11,086	4,300	16,545	26,190
Income tax effect	(3,086)	(1,206)	(4,606)	(7,293)
Net change in unrealized gains (losses) on available for sale securities	8,000	3,094	11,939	18,897
Total	$8,053	$3,128	$12,098	$19,012

The following is a summary of the accumulated other comprehensive income (loss) balances, net of income taxes:

	Balance as of January 1, 2020	Current Period Change	Income Tax Effect	Balance as of September 30, 2020
(In thousands)
Unrealized gains (losses) on benefits plans	$(2,319)	$220	$(61)	$(2,160)

Unrealized gains (losses) on available for sale securities	$5,544	$16,545	$(4,606)	$17,483
Total	$3,225	$16,765	$(4,667)	$15,323

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
The following represents the reclassifications out of accumulated other comprehensive income (loss):

	Three Months Ended September 30,		Nine Months Ended September 30,		Affected Line Item in the Consolidated Statements of Income
	2020	2019	2020	2019
(In thousands)

Realized gains (losses) on sale of available for sale securities	$619	$(50)	$1,605	$(135)	Gain (loss) on sale of investment securities available for sale, net
Recognized gains (losses) on OTTI securities	—	—	(1)	1	Non-Interest Income - other
Income tax expense (benefit)	173	(14)	447	(38)	Income tax expense (benefit)
Total reclassifications, net of income tax	$446	$(36)	$1,157	$(96)

Prior service credit on pension plans and other postretirement benefits	$7	$7	$21	$21	Compensation and employee benefits
Income tax expense (benefit)	(2)	(2)	(6)	(6)	Income tax expense (benefit)
Total reclassifications, net of income tax	$5	$5	$15	$15

Total reclassifications, net of income tax	$451	$(31)	$1,172	$(81)

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
4.    INVESTMENT SECURITIES
The amortized cost and fair value of investment securities available for sale and held to maturity as of September 30, 2020 are as follows:

	September 30, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
(In thousands)
Available for sale:
Mortgage-related:
GSE residential certificates	$15,565	$350	$—	$15,915
GSE CMOs	349,502	13,928	(28)	363,402
GSE commercial certificates & CMO	420,244	11,880	(540)	431,584
Non-GSE residential certificates	53,712	425	(13)	54,124
Non-GSE commercial certificates	45,190	24	(764)	44,450
	884,213	26,607	(1,345)	909,475
Other debt:
U.S. Treasury	200	4	—	204
ABS	566,661	4,570	(4,830)	566,401
Trust preferred	14,626	—	(1,175)	13,451
Corporate	16,971	403	(5)	17,369
Other	—	—	—	—
	598,458	4,977	(6,010)	597,425

Total available for sale	$1,482,671	$31,584	$(7,355)	$1,506,900

Held to maturity:
Mortgage-related:
GSE residential certificates	$617	$35	$—	$652
Non GSE commercial certificates	225	—	—	225
	842	35	—	877
Other debt:
PACE Assessments	367,393	11,256	—	378,649
Municipal	67,614	1,869	(151)	69,332
Other	5,100	—	(3)	5,097
	440,107	13,125	(154)	453,078
Total held to maturity	$440,949	$13,160	$(154)	$453,955

As of September 30, 2020, available for sale securities with a fair value of $976.6 million were pledged with no held-to-maturity securities being pledged. The majority of the securities were pledged to the Federal Home Loan Bank of New York (“FHLB”) to secure outstanding advances, letters of credit and to provide additional borrowing potential. In addition, securities were pledged to provide capacity to borrow from the Federal Reserve Bank and to collateralize municipal deposits.

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
The amortized cost and fair value of investment securities available for sale and held to maturity as of December 31, 2019 are as follows:

	December 31, 2019
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:
Mortgage-related:
GSE residential certificates	$36,639	$97	$(351)	$36,385
GSE CMOs	277,512	5,350	(428)	282,434
GSE commercial certificates & CMO	250,357	4,003	(447)	253,913
Non-GSE residential certificates	58,643	459	(94)	59,008
Non-GSE commercial certificates	46,868	49	(43)	46,874
	670,019	9,958	(1,363)	678,614
Other debt:
U.S. Treasury	199	—	—	199
ABS	524,289	1,634	(2,146)	523,777
Trust preferred	14,623	—	(726)	13,897
Corporate	7,957	326	—	8,283
Other	—	—	—	—
	547,068	1,960	(2,872)	546,156

Total available for sale	$1,217,087	$11,918	$(4,235)	$1,224,770

Held to maturity:
Mortgage-related:
GSE residential certificates	$635	$23	$—	$658
Non GSE commercial certificates	270	19	—	289
	905	42	—	947
Other debt:
PACE Assessments	263,805	810	—	264,615
Municipal	22,894	598	(1,307)	22,185
Other	5,100	—	(10)	5,090
	291,799	1,408	(1,317)	291,890
Total held to maturity	$292,704	$1,450	$(1,317)	$292,837

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
The following summarizes the amortized cost and fair value of debt securities available for sale and held to maturity, exclusive of mortgage-backed securities, by their contractual maturity as of September 30, 2020. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty:

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
(In thousands)
Due within one year	$—	$—	$2,000	$1,998
Due after one year through five years	21,830	22,240	3,100	3,099
Due after five years through ten years	207,968	205,305	10,526	10,484
Due after ten years	368,660	369,880	424,481	437,497
	$598,458	$597,425	$440,107	$453,078

Proceeds received and gains and losses realized on sales of securities are summarized below:

	Three Months Ended,		Nine Months Ended,
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
(In thousands)
Proceeds	$42,277	$82,727	$94,698	$221,150

Realized gains	$856	$638	$2,111	$1,687
Realized losses	(237)	(688)	(506)	(1,822)
Net realized gains (losses)	$619	$(50)	$1,605	$(135)
The Bank controls and monitors inherent credit risk in its securities portfolio through diversification, concentration limits, periodic securities reviews, and by investing a significant portion of the securities portfolio in U.S. Government sponsored entity (“GSE”) obligations. GSEs include the Federal Home Loan Mortgage Corporation (“FHLMC”), the Federal National Mortgage Association (“FNMA”), the Government National Mortgage Association (“GNMA”) and the Small Business Administration (“SBA”). GNMA is a wholly owned U.S. Government corporation whereas FHLMC and FNMA are private. Mortgage-related securities may include mortgage pass-through certificates, participation certificates and collateralized mortgage obligations (“CMOs”).

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
The following summarizes the fair value and unrealized losses for those available for sale securities as of September 30, 2020 and December 31, 2019, respectively, segregated between securities that have been in an unrealized loss position for less than twelve months and those that have been in a continuous unrealized loss position for twelve months or longer at the respective dates:

	September 30, 2020
	Less Than Twelve Months		Twelve Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

(In thousands)
Mortgage-related:
GSE residential certificates	$—	$—	$—	$—	$—	$—
GSE CMOs	3,996	(2)	13,238	(26)	17,234	(28)
GSE commercial certificates	186,947	(479)	26,521	(61)	213,468	(540)
Non-GSE residential certificates	5,783	(11)	4,376	(2)	10,159	(13)
Non-GSE commercial certificates	3,863	(137)	24,899	(627)	28,762	(764)
Other debt:
ABS	143,182	(1,609)	235,045	(3,221)	378,227	(4,830)
Trust preferred	—	—	13,451	(1,175)	13,451	(1,175)
Corporate	1,005	(5)	—	—	1,005	(5)
	$344,776	$(2,243)	$317,530	$(5,112)	$662,306	$(7,355)

	December 31, 2019
	Less Than Twelve Months		Twelve Months or Longer		Total
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-related:
GSE residential certificates	$4,849	$(11)	$18,620	$(340)	$23,469	$(351)
GSE CMOs	43,794	(118)	23,995	(310)	67,789	(428)
GSE commercial certificates	59,615	(428)	14,001	(19)	73,616	(447)
Non-GSE residential certificates	2,836	(11)	13,537	(83)	16,373	(94)
Non-GSE commercial certificates	19,276	(25)	7,048	(18)	26,324	(43)
Other debt:
ABS	95,095	(218)	191,650	(1,928)	286,745	(2,146)
Trust preferred	—	—	13,897	(726)	13,897	(726)
Corporate	—	—	—	—	—	—
	$225,465	$(811)	$282,748	$(3,424)	$508,213	$(4,235)

The temporary impairment of fixed income securities is primarily attributable to changes in overall market interest rates and/or changes in credit spreads since the investments were acquired. In general, as market interest rates rise and/or credit spreads widen, the fair value of fixed rate securities will decrease, as market interest rates fall and/or credit spreads tighten, the fair value of fixed rate securities will increase.
As of September 30, 2020, excluding GSE and U.S. Treasury securities, temporarily impaired securities totaled $479.5 million with an unrealized loss of $6.9 million. With the exception of $2.0 million which were not rated, the remaining securities were rated investment grade by at least one nationally recognized statistical rating organization with no ratings below investment grade. All issues were current as to their interest payments. Management considers that the temporary impairment of these investments as of September 30, 2020 is primarily due to an increase in market spreads since the time these investments were acquired.

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
With respect to the Bank’s security investments that are temporarily impaired as of September 30, 2020, management does not intend to sell these investments and does not believe it will be necessary to do so before anticipated recovery. The Bank expects to collect all amounts due according to the contractual terms of these investments. Therefore, the Bank does not consider these securities to be other-than-temporarily impaired at September 30, 2020. None of these positions or other securities held in the portfolio or sold during the year were purchased with the intent of selling them or would otherwise be classified as trading securities under ASC No. 320, Investments – Debt and Equity Securities.
During the three months ended September 30, 2020, the Bank recorded an OTTI recovery of $252, compared to no OTTI loss for the same period in 2019. For the nine months ended September 30, 2020, the Bank recorded an OTTI loss of $893, compared to an OTTI recovery of $1,200 for the same period in 2019.
Events which may cause material declines in the fair value of debt investments may include, but are not limited to, deterioration of credit metrics, higher incidences of default, worsening liquidity, worsening global or domestic economic conditions or adverse regulatory action. Management does not believe that there are any cases of unrecorded OTTI as of September 30, 2020; however, it is possible that the Bank may recognize OTTI in future periods.

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
5.    LOANS RECEIVABLE, NET
Loans receivable are summarized as follows:

	September 30, 2020	December 31, 2019
(In thousands)
Commercial and industrial	$660,914	$474,342
Multifamily	974,962	976,380
Commercial real estate	388,757	421,947
Construction and land development	61,687	62,271
Total commercial portfolio	2,086,320	1,934,940
Residential real estate lending	1,329,021	1,366,473
Consumer and other	179,507	163,077
Total retail portfolio	1,508,528	1,529,550
	3,594,848	3,464,490
Net deferred loan origination costs (fees)	7,604	8,124
	3,602,452	3,472,614
Allowance for loan losses	(48,072)	(33,847)
	$3,554,380	$3,438,767

The Bank had $28.7 million and $2.3 million in residential 1-4 family mortgages held-for-sale at September 30, 2020 and December 31, 2019, respectively.
As of September 30, 2020 and December 31, 2019, mortgage loans with an unpaid principal balance of $1.2 billion and $1.1 billion, respectively, were pledged to the FHLB to secure outstanding advances, letters of credit and borrowing capacity.
There were no related party loans outstanding as of September 30, 2020 and one related party loan outstanding as of December 31, 2019, with a total principal balance of $0.6 million.
The following table presents information regarding the quality of the Bank’s loans as of September 30, 2020:

	30-89 Days Past Due (2)	Non- Accrual	90 Days or More Delinquent and Still Accruing Interest (1)	Total Past Due	Current and Not Accruing Interest	Current	Total Loans Receivable
(In thousands)
Commercial and industrial	$1,985	$25,785	$1,404	$29,174	$—	$631,740	$660,914
Multifamily	4,504	—	—	4,504	—	970,458	974,962
Commercial real estate	1,120	3,500	—	4,620	—	384,137	388,757
Construction and land development	—	10,688	8,118	18,806	—	42,881	61,687
Total commercial portfolio	7,609	39,973	9,522	57,104	—	2,029,216	2,086,320
Residential real estate lending	9,718	9,372	—	19,090	378	1,309,553	1,329,021
Consumer and other	1,320	1,098	—	2,418	—	177,089	179,507
Total retail portfolio	11,038	10,470	—	21,508	378	1,486,642	1,508,528
	$18,647	$50,443	$9,522	$78,612	$378	$3,515,858	$3,594,848
(1) $8.1 million of construction and land development loans were fully paid off in the first week of October, 2020.
(2) There were no loans in the process of obtaining a COVID-19 related deferral as of September 30, 2020.

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
The following table presents information regarding the quality of the Bank’s loans as of December 31, 2019:

(In thousands)	30-89 Days Past Due	Non- Accrual	90 Days or More Delinquent and Still Accruing Interest	Total Past Due	Current and Not Accruing Interest	Current	Total Loans Receivable
Commercial and industrial	$3,970	$781	$22	$4,773	$14,783	$454,786	$474,342
Multifamily	—	—	—	—	—	976,380	976,380
Commercial real estate	1,020	3,693	—	4,713	—	417,234	421,947
Construction and land development	2,635	3,652	—	6,287	—	55,984	62,271
Total commercial portfolio	7,625	8,126	22	15,773	14,783	1,904,384	1,934,940
Residential real estate lending	17,817	7,384	424	25,625	390	1,340,458	1,366,473
Consumer and other	1,782	328	—	2,110	—	160,967	163,077
Total retail portfolio	19,599	7,712	424	27,735	390	1,501,425	1,529,550
	$27,224	$15,838	$446	$43,508	$15,173	$3,405,809	$3,464,490

In general, a modification or restructuring of a loan constitutes a troubled debt restructuring ("TDR") if the Bank grants a concession to a borrower experiencing financial difficulty. Loans modified as TDRs are placed on non-accrual status until the Bank determines that future collection of principal and interest is reasonably assured, which generally requires that the borrower demonstrate performance according to the restructured terms for a period of at least six months. The Bank’s TDRs primarily involve rate reductions, forbearance of arrears or extension of maturity. TDRs are included in total impaired loans as of the respective date. For a loan modification to be considered a TDR in accordance with ASC 310-40, both of the following conditions must be met: the borrower is experience financial difficulty, and the creditor has granted a concession (except for an “insignificant delay in payment”, defined as 6 months or less).

On March 22, 2020, federal banking regulators issued an interagency statement that included guidance on their approach for the accounting of loan modifications in light of the economic impact of the COVID-19 pandemic. The guidance interprets current accounting standards and indicates that a lender can conclude that a borrower is not experiencing financial difficulty if short-term modifications are made in response to COVID-19, such as payment deferrals, fee waivers, extensions of repayment terms, or other delays in payment that are insignificant related to the loans in which the borrower is less than 30 days past due on its contractual payments at the time a modification program is implemented. The agencies confirmed in working with the staff of the FASB that short-term modifications made on a good faith basis in response to COVID-19 to borrowers who were current prior to any relief are not TDRs.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES” Act) was enacted to help the nation’s economy recover from the COVID-19 pandemic. The CARES Act provides $2.2 trillion of economy-wide financial stimulus in the form of financial aid to individuals, businesses, nonprofit entities, states, and municipalities. Under Section 4022 of the CARES Act, a borrower with a federally backed mortgage loan that is experiencing a financial hardship due to COVID-19 may request a forbearance (i.e., payment deferral), regardless of delinquency status, for up to 180 days, which may be extended for an additional 180 days at the borrower’s request. Such relief will be available until the earlier of December 31, 2020 and the date of termination of the national emergency declaration. During this period, no fees, penalties, or interest beyond those scheduled or calculated as if the borrower had made all contractual payments on time and in full will accrue. In addition, Section 4013 of the CARES Act provides temporary relief from the accounting and reporting requirements for TDRs regarding certain loan modifications related to COVID-19. Specifically, the CARES Act provides that a financial institution may elect to suspend the requirements under GAAP for certain loan modifications that would otherwise be categorized as a TDR. Modifications that qualify for this exception include a forbearance arrangement, an interest rate modification, a repayment plan, or any other similar arrangement that defers or delays the payment of principal or interest, that occurs for a loan that was not more than 30 days past due as of December 31, 2019.

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
As of September 30, 2020, the Bank had $293.0 million of loan balances that were either on a COVID-19 related payment deferral or in the process of receiving a payment deferral. Generally, these loans were not reported as delinquent and the credit was not downgraded to Special Mention or Substandard solely due to the payment deferral. Loan balances of $3.3 million had a payment deferral or were in the process of receiving a payment deferral and are reported as special mention or substandard at September 30, 2020.

Of the loans on payment deferral, $62.6 million in loans are receiving a 90-day deferral of principal and interest and $2.4 million are receiving a 90-day deferral of principal only. $228.0 million in loans are receiving a 180-day deferral, of which $82.5 million, $10.0 million, and $135.5 million in loans are receiving a deferral for principal and interest, interest only, and principal only, respectively.

All loans on payment deferral are receiving a 90-day deferral of principal and interest with the exception of $2.4 million in commercial loans that are receiving a deferral of principal only. As of September 30, 2020, loan balances of $82.6 million have received 180 days of principal and interest payment deferral and loan balances of $135.6 million have received 180 days of principal payment deferral.

The following table presents information regarding the Bank’s COVID-19 related loan deferrals as of September 30, 2020:

	Portfolio Balance Outstanding	Balance in Deferral	Balance in Process of Deferral	Total Deferred Loans	Total Deferrals as % of Portfolio
(In thousands, rounded)
Commercial and industrial	$661,000	$5,000	$—	$5,000	1%
Multifamily	975,000	124,000	—	124,000	13%
Commercial real estate, construction and land development	450,000	97,000	—	97,000	22%
Total commercial portfolio	2,086,000	226,000	—	226,000	11%
Residential real estate lending	1,329,000	63,000	—	63,000	5%
Consumer and other	180,000	4,000	—	4,000	2%
Total retail portfolio	1,509,000	67,000	—	67,000	4%
Totals	$3,595,000	$293,000	$—	$293,000	8%

The following table presents information regarding the Bank’s TDRs as of September 30, 2020 and December 31, 2019:

	September 30, 2020			December 31, 2019
(In thousands)	Accruing	Non- Accrual	Total	Accruing	Non- Accrual	Total
Commercial and industrial	$1,675	$23,929	$25,604	$8,984	$14,783	$23,767
Commercial real estate	—	3,500	3,500	5,114	3,693	8,807
Construction and land development	—	2,682	2,682	—	3,652	3,652
Residential real estate lending	18,244	3,195	21,439	20,269	2,891	23,160
	$19,919	$33,306	$53,225	$34,367	$25,019	$59,386

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
The following tables summarize the Bank’s loan portfolio by credit quality indicator as of September 30, 2020:

(In thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Commercial and industrial	$608,099	$17,107	$35,244	$464	$660,914
Multifamily	963,834	6,022	5,106	—	974,962
Commercial real estate	383,087	1,439	4,231	—	388,757
Construction and land development	40,531	10,468	10,688	—	61,687
Residential real estate lending	1,319,649	—	9,372	—	1,329,021
Consumer and other	178,409	—	1,098	—	179,507
Total loans	$3,493,609	$35,036	$65,739	$464	$3,594,848
As of September 30, 2020, no COVID-19 related loan deferrals were graded as criticized solely on the basis of the deferral request.

Of the $293.0 million deferred loans, $289.7 million are rated a credit quality of pass, and $3.3 million of loans are rated special mention.

The following tables summarize the Bank’s loan portfolio by credit quality indicator as of December 31, 2019:

(In thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Commercial and industrial	$427,279	$14,445	$32,151	$467	$474,342
Multifamily	976,380	—	—	—	976,380
Commercial real estate	418,254	—	3,693	—	421,947
Construction and land development	58,619	—	3,652	—	62,271
Residential real estate lending	1,359,089	—	7,384	—	1,366,473
Consumer and other	162,749	—	328	—	163,077
Total loans	$3,402,370	$14,445	$47,208	$467	$3,464,490
The above classifications follow regulatory guidelines and can be generally described as follows:
•pass loans are of satisfactory quality;
•special mention loans have a potential weakness or risk that may result in the deterioration of future repayment;
•substandard loans are inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged (these loans have a well-defined weakness, and there is a distinct possibility that the Bank will sustain some loss); and
•doubtful loans, based on existing circumstances, have weaknesses that make collection or liquidation in full highly questionable and improbable.
In addition, residential loans are classified utilizing an inter-agency methodology that incorporates the extent of delinquency. Assigned risk rating grades are continuously updated as new information is obtained.

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
The following table provides information regarding the methods used to evaluate the Bank’s loans for impairment by portfolio, and the Bank’s allowance by portfolio based upon the method of evaluating loan impairment as of September 30, 2020:

(In thousands)	Commercial and Industrial	Multifamily	Commercial Real Estate	Construction and Land Development	Residential Real Estate Lending	Consumer and Other	Total
Loans:
Individually evaluated for impairment	$28,512	$—	$3,500	$10,688	$36,085	$—	$78,785
Collectively evaluated for impairment	632,402	974,962	385,257	50,999	1,292,936	179,507	3,516,063
Total loans	$660,914	$974,962	$388,757	$61,687	$1,329,021	$179,507	$3,594,848

Allowance for loan losses:
Individually evaluated for impairment	$11,555	$—	$—	$—	$1,178	$—	$12,733
Collectively evaluated for impairment	5,134	8,445	4,351	1,717	14,059	1,633	35,339
Total allowance for loan losses	$16,689	$8,445	$4,351	$1,717	$15,237	$1,633	$48,072

The following table provides information regarding the methods used to evaluate the Bank’s loans for impairment by portfolio, and the Bank’s allowance by portfolio based upon the method of evaluating loan impairment as of December 31, 2019:

(In thousands)	Commercial and Industrial	Multifamily	Commercial Real Estate	Construction and Land Development	Residential Real Estate Lending	Consumer and Other	Total
Loans:
Individually evaluated for impairment	$24,870	$—	$8,807	$3,652	$28,043	$—	$65,372
Collectively evaluated for impairment	449,472	976,380	413,140	58,619	1,338,430	163,077	3,399,118
Total loans	$474,342	$976,380	$421,947	$62,271	$1,366,473	$163,077	$3,464,490

Allowance for loan losses:
Individually evaluated for impairment	$6,144	$—	$—	$—	$1,325	$—	$7,469
Collectively evaluated for impairment	4,982	5,210	2,492	808	12,824	62	26,378
Total allowance for loan losses	$11,126	$5,210	$2,492	$808	$14,149	$62	$33,847

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
The activities in the allowance by portfolio for the three months ended September 30, 2020 are as follows:

(In thousands)	Commercial and Industrial	Multifamily	Commercial Real Estate	Construction and Land Development	Residential Real Estate Lending	Consumer and Other	Total
Allowance for loan losses:
Beginning balance	$15,444	$7,063	$5,977	$3,276	$16,440	$1,810	$50,010
Provision for (recovery of) loan losses	1,322	1,382	2,161	(590)	(1,134)	253	3,394
Charge-offs	(78)	—	(3,787)	(970)	(188)	(515)	(5,538)
Recoveries	1	—	—	1	119	85	206
Ending Balance	$16,689	$8,445	$4,351	$1,717	$15,237	$1,633	$48,072

The activities in the allowance by portfolio for the three months ended September 30, 2019 are as follows:

(In thousands)	Commercial and Industrial	Multifamily	Commercial Real Estate	Construction and Land Development	Residential Real Estate Lending	Consumer and Other	Total
Allowance for loan losses:
Beginning balance	$10,238	$5,109	$2,942	$1,088	$13,391	$862	$33,630
Provision for (recovery of) loan losses	(1,712)	688	160	(311)	913	(296)	(558)
Charge-offs	(844)	—	—	—	(425)	(329)	(1,598)
Recoveries	1,688	—	—	—	506	29	2,223
Ending Balance	$9,370	$5,797	$3,102	$777	$14,385	$266	$33,697

The activities in the allowance by portfolio for the nine months ended September 30, 2020 are as follows:

(In thousands)	Commercial and Industrial	Multifamily	Commercial Real Estate	Construction and Land Development	Residential Real Estate Lending	Consumer and Other	Total
Allowance for loan losses:
Beginning balance	$11,126	$5,210	$2,492	$808	$14,149	$62	$33,847
Provision for (recovery of) loan losses	5,638	3,235	5,646	1,878	1,058	2,747	20,202
Charge-offs	(79)	—	(3,787)	(970)	(452)	(1,306)	(6,594)
Recoveries	4	—	—	1	482	130	617
Ending Balance	$16,689	$8,445	$4,351	$1,717	$15,237	$1,633	$48,072

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
The activities in the allowance by portfolio for the nine months ended September 30, 2019 are as follows:

(In thousands)	Commercial and Industrial	Multifamily	Commercial Real Estate	Construction and Land Development	Residential Real Estate Lending	Consumer and Other	Total
Allowance for loan losses:
Beginning balance	$16,046	$4,736	$2,573	$1,089	$11,987	$764	$37,195
Provision for (recovery of) loan losses	866	1,061	529	(312)	1,704	(93)	3,755
Charge-offs	(9,236)	—	—	—	(564)	(514)	(10,314)
Recoveries	1,694	—	—	—	1,258	109	3,061
Ending Balance	$9,370	$5,797	$3,102	$777	$14,385	$266	$33,697

The following is additional information regarding the Bank’s individually impaired loans and the allowance related to such loans as of September 30, 2020 and December 31, 2019:

	September 30, 2020
	Recorded Investment	Average Recorded Investment	Unpaid Principal Balance	Related Allowance
(In thousands)
Loans without a related allowance:
Residential real estate lending	$14,431	$9,464	$15,010	$—
Construction and land development	10,688	7,170	14,522	—
Commercial real estate	3,500	6,154	3,830	—
	28,619	22,788	33,362	—
Loans with a related allowance:
Residential real estate lending	21,654	22,601	25,692	1,178
Construction and land development	—	—	—	—
Commercial real estate mortgages	—	—	—	—
Commercial and industrial	28,512	26,691	33,850	11,555
	50,166	49,292	59,542	12.733
Total individually impaired loans:
Residential real estate lending	36,085	32,065	40,702	1,178
Construction and land development	10,688	7,170	14,522	—
Commercial real estate	3,500	6,154	3,830	—
Commercial and industrial	28,512	26,691	33,850	11,555
	$78,785	$72,080	$92,904	$12,733

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019

	December 31, 2019
(In thousands)	Recorded Investment	Average Recorded Investment	Unpaid Principal Balance	Related Allowance

Loans without a related allowance:
Residential real estate lending	$4,496	$4,397	$4,558	$—
Construction and land development	3,652	3,652	3,702	—
Commercial real estate	8,807	11,921	9,137	—
	16,955	19,970	17,397	—
Loans with a related allowance:
Residential real estate lending	23,547	25,206	27,288	1,325
Commercial and industrial	24,870	18,512	29,534	6,144
	48,417	43,718	56,822	7,469
Total individually impaired loans:
Residential real estate lending	28,043	29,603	31,846	1,325
Construction and land development	3,652	3,652	3,702	—
Commercial real estate	8,807	11,921	9,137	—
Commercial and industrial	24,870	18,512	29,534	6,144
	$65,372	$63,688	$74,219	$7,469

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
6.    DEPOSITS
Deposits are summarized as follows:

	September 30, 2020		December 31, 2019
	Amount	Average Rate	Amount	Average Rate
(In thousands)
Non-interest bearing demand deposit accounts	$3,357,715	0.00%	$2,179,247	0.00%
NOW accounts	192,066	0.06%	230,919	0.38%
Money market deposit accounts	1,853,373	0.13%	1,508,674	0.37%
Savings accounts	339,516	0.12%	328,587	0.19%
Time deposits	278,330	0.86%	393,555	1.29%
	$6,021,000	0.09%	$4,640,982	0.26%

Note: Average rate reflects the weighted average interest rate by deposit category at the related period end date. Average rate for total deposits includes non-interest bearing demand deposit accounts.
The scheduled maturities of time deposits are as follows:

September 30, 2020
(In thousands)
2020	$98,897
2021	146,900
2022	23,830
2023	5,228
2024	2,688
Thereafter	787
$278,330
Time deposits of $250,000 or more totaled $29.0 million as of September 30, 2020 and $63.1 million as of December 31, 2019.
From time to time the Bank will issue time deposits through the Certificate of Deposit Account Registry Service (“CDARS”) for the purpose of providing FDIC insurance to bank customers with balances in excess of FDIC insurance limits. CDARS deposits totaled approximately $131.1 million and $192.0 million as of September 30, 2020 and December 31, 2019, respectively, and are included in Time deposits above. The average balance of such deposits was approximately $152.4 million for the quarter ended September 30, 2020 and $190.1 million for the year ended December 31, 2019.
Our total deposits included deposits from Workers United and its related entities in the amounts of $100.6 million as of September 30, 2020 and $86.9 million as of December 31, 2019.
Included in total deposits are state and municipal deposits totaling $33.7 million and $100.4 million as of September 30, 2020 and December 31, 2019, respectively. Such deposits are secured by letters of credit issued by the FHLB or by securities pledged with the FHLB.

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
7.    BORROWED FUNDS
Borrowed funds are summarized as follows:

	September 30, 2020		December 31, 2019
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
(In thousands)
FHLB advances	$—	—%	$75,000	1.84%
FHLB advances are collateralized by the FHLB stock owned by the Bank plus a pledge of other eligible assets comprised of securities and mortgage loans. Assets are pledged to collateral capacity. As of September 30, 2020, the value of the other eligible assets had an estimated market value net of haircut totaling $1.7 billion (comprised of securities of $680.0 million and mortgage loans of $1.0 billion). The fair value of assets pledged to the FHLB is required to be not less than 110% of the outstanding advances.

The Bank has no significant categories of borrowed funds as of September 30, 2020.

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
8.    EARNINGS PER SHARE

The two-class method is used in the calculation of basic and diluted earnings per share. Under the two-class method, earnings available to common stockholders for the period are allocated between common stockholders and participating securities according to participation rights in undistributed earnings. Our options and restricted stock units are not considered participating securities as they do not receive dividend distributions and the Bank has no other participating securities. The factors used in the earnings per share computation follow:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
(In thousands, except per share amounts)
Net income attributable to Amalgamated Bank	$12,480	$13,195	$32,399	$35,194
Dividends paid on preferred stock	—	—	—	—
Income attributable to common stock	$12,480	$13,195	$32,399	$35,194
Weighted average common shares outstanding, basic	31,050	31,809	31,161	31,802
Basic earnings per common share	$0.40	$0.41	$1.04	$1.11

Income attributable to common stock	$12,480	$13,195	$32,399	$35,194
Weighted average common shares outstanding, basic	31,050	31,809	31,161	31,802
Incremental shares from assumed conversion of options and RSUs	25	367	79	449
Weighted average common shares outstanding, diluted	31,075	32,176	31,240	32,251
Diluted earnings per common share	$0.40	$0.41	$1.04	$1.09

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
9.    EMPLOYEE BENEFIT PLANS
Long Term Incentive Plans

Stock Options:

The Bank does not currently maintain an active stock option plan that is available for issuing new options.
A summary of the status of the Bank’s options as of September 30, 2020 follows:

	Number of Options	Weighted Avg. Exercise Price	Weighted Avg. Remaining Life		Intrinsic Value
Outstanding, December 31, 2019	2,051,020	$13.06	6.6	years
Granted	—	—	—
Forfeited/ Expired	(8,768)	14.65	—
Exercised	(11,220)	13.75	—
Outstanding, September 30, 2020	2,031,032	13.05	5.9	years	$—
Vested and Exercisable, September 30, 2020	1,862,404	$12.91	5.8	years	$—

The range of exercise prices is $11.00 to $14.65 per share.

Compensation costs attributable to the options were $0.2 million and $0.3 million for the three months ended September 30, 2020 and 2019, respectively. Compensation costs attributable to the options were $0.5 million and $1.0 million for the nine months ended September 30, 2020 and 2019, respectively. All amounts are recorded within the Consolidated Statements of Income. Of the unvested portion of the options, the remaining expense of $0.2 million will be recognized in the remaining three months of 2020.

Restricted Stock Units:

The Amalgamated Bank 2019 Equity Incentive Plan (the “Equity Plan”) provides for the grant of stock-based incentive awards to employees and directors of the Bank. The number of shares of common stock of the Bank available for stock-based awards in the Equity Plan is 1,250,000 of which 806,293 shares are available for issuance as of September 30, 2020.

During the nine months ended September 30, 2020, the Bank granted 168,429 RSUs to employees under the Equity Plan and reserved 205,770 shares for issuance upon vesting assuming the Bank’s employees achieve the maximum share payout.

Of the 168,429 RSUs granted to employees, 93,747 RSUs time-vest ratably over three years and were granted at a fair value of $13.82 per share and 74,682 RSUs were performance-based and are more fully described below:

•The Bank granted 38,321 performance-based RSUs at a fair value of $14.45 per share which vest subject to the achievement of the Bank’s corporate goals for the three-year period from December 31, 2019 to December 31, 2022. The corporate goal is based on the Bank achieving a target increase in Tangible Book Value, adjusted for certain factors. The minimum and maximum awards that are achievable are 0 and 57,482 shares, respectively.

•The Bank granted 36,361 market-based RSUs at a fair value of $15.23 per share which vest subject to the Bank’s relative total shareholder return compared to a group of peer banks over a three-year period from March 9, 2020 to March 8, 2023. The minimum and maximum awards that are achievable are 0 and 54,542 shares, respectively.

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
A summary of the status of the Bank’s employee RSUs as of September 30, 2020 follows:

	Shares	Grant Date Fair Value
Unvested, December 31, 2019	189,999	$17.81
Awarded	168,429	14.35
Forfeited	(28,106)	17.67
Vested	(39,542)	17.67
Unvested, September 30, 2020	290,780	$15.99

Of the 290,780 unvested RSUs on September 30, 2020, the minimum units that will vest, solely due to a service test, are 160,876.
The maximum units that will vest, assuming the highest payout on performance and market-based units, are 355,732.

Compensation expense attributable to the employee RSUs was $0.5 million and $0.3 million for the three months ended September 30, 2020 and 2019, respectively. Compensation expense attributable to the employee RSUs was $1.3 million and $0.5 million for the nine months ended September 30, 2020 and 2019, respectively. As of September 30, 2020, there was $3.8 million of total unrecognized compensation cost related to the non-vested RSUs granted to employees. This expense may increase or decrease depending on the expected number of performance-based shares to be issued. This expense is expected to be recognized over 2.1 years.

During the nine months ended September 30, 2020, the Bank granted 26,642 RSUs to directors under the Equity Plan that vest after one year. The Bank recorded an expense of $0.1 million and $0.1 million for the three months ended September 30, 2020 and 2019, respectively. The Bank recorded an expense of $0.4 million and $0.1 million for the nine months ended September 30, 2020 and 2019, respectively. As of September 30, 2020, there was $0.2 million of total unrecognized cost related to the non-vested RSUs granted to directors.

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
10.     FAIR VALUE OF FINANCIAL INSTRUMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assumptions are developed based on prioritizing information within a fair value hierarchy that gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. A description of the disclosure hierarchy and the types of financial instruments recorded at fair value that management believes would generally qualify for each category are as follows:
Level 1 - Valuations are based on quoted prices in active markets for identical assets or liabilities. Accordingly, valuation of these assets and liabilities does not entail a significant degree of judgment. Examples include most U.S. Government securities and exchange-traded equity securities.
Level 2 - Valuations are based on either quoted prices in markets that are not considered to be active or significant inputs to the methodology that are observable, either directly or indirectly. Financial instruments in this level would generally include mortgage-related securities and other debt issued by GSEs, non-GSE mortgage-related securities, corporate debt, certain redeemable fund investments and certain trust preferred securities.
Level 3 - Valuations are based on inputs to the methodology that are unobservable and significant to the fair value measurement. These inputs reflect management’s own judgments about the assumptions that market participants would use in pricing the assets and liabilities.
The following summarizes those financial instruments measured at fair value in the Consolidated Statements of Financial Condition categorized by the relevant class of investment and level of the fair value hierarchy:

	September 30, 2020
(In thousands)	Level 1	Level 2	Level 3	Total
Available for sale securities:
Mortgage-related:
GSE residential certificates	$—	$15,915	$—	$15,915
GSE CMOs	—	363,402	—	363,402
GSE commercial certificates & CMO	—	431,584	—	431,584
Non-GSE residential certificates	—	54,124	—	54,124
Non-GSE commercial certificates	—	44,450	—	44,450
Other debt:
U.S. Treasury	204	—	—	204
ABS	—	566,401	—	566,401
Trust preferred	—	13,451	—	13,451
Corporate	—	17,369	—	17,369
Other	—	—	—	—
Total assets carried at fair value	$204	$1,506,696	$—	$1,506,900

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019

	December 31, 2019
(In thousands)	Level 1	Level 2	Level 3	Total
Available for sale securities:
Mortgage-related:
GSE residential certificates	$—	$36,385	$—	$36,385
GSE CMOs	—	282,434	—	282,434
GSE commercial certificates	—	253,913	—	253,913
Non-GSE residential certificates	—	59,008	—	59,008
Non-GSE commercial certificates	—	46,874	—	46,874
Other debt:
U.S. Treasury	199	—	—	199
ABS	—	523,777	—	523,777
Trust preferred	—	13,897	—	13,897
Corporate	—	8,283	—	8,283
Total assets carried at fair value	$199	$1,224,571	$—	$1,224,770

During the periods from January 1, 2020 through September 30, 2020 and January 1, 2019 through December 31, 2019, there were no transfers of financial instruments between Level 1 and Level 2 and there were no financial instruments measured at fair value and categorized as Level 3 in the consolidated statement of financial condition.

The following tables summarize assets measured at fair value on a non-recurring basis:

	September 30, 2020
	Carrying Value	Level 1	Level 2	Level 3	Estimated Fair Value
(In thousands)
Fair Value Measurements:
Impaired loans	$66,052	$—	$—	$66,052	$66,052
Other real estate owned	307	—	—	656	656
	$66,359	$—	$—	$66,708	$66,708

	December 31, 2019
	Carrying Value	Level 1	Level 2	Level 3	Estimated Fair Value
(In thousands)
Fair Value Measurements:
Impaired loans	$57,903	$—	$—	$57,903	$57,903
Other real estate owned	809	—	—	977	977
	$58,712	$—	$—	$58,880	$58,880

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
The following table summarizes the financial statement basis and estimated fair values for significant categories of financial instruments:

	September 30, 2020
	Carrying Value	Level 1	Level 2	Level 3	Estimated Fair Value
(In thousands)
Financial assets:
Cash and cash equivalents	$743,061	$743,061	$—	$—	$743,061
Available for sale securities	1,506,900	204	1,506,696	—	1,506,900
Held to maturity securities	440,949	—	75,306	378,649	453,955
Loans held for sale, at fair value	28,676	—	—	28,676	28,676
Loans receivable, net	3,554,380	—	—	3,708,792	3,708,792
FHLBNY stock (1)	3,934	—	3,934		3,934
Resell agreements	103,222		—	103,222	103,222
Accrued interest and dividends receivable	22,738	—	22,738	—	22,738

Financial liabilities:
Deposits payable on demand	5,742,670	—	5,742,670	—	5,742,670
Time deposits	278,330	—	278,946	—	278,946
Borrowed funds	—	—	—	—	—
Accrued interest payable	455	—	455	—	455

(1) Prices not quoted in active markets but redeemable at par.

	December 31, 2019
(In thousands)	Carrying Value	Level 1	Level 2	Level 3	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$122,538	$122,538	$—	$—	$122,538
Available for sale securities	1,224,770	199	1,224,571	—	1,224,770
Held to maturity securities	292,704	—	23,132	269,705	292,837
Loans receivable, net	3,438,767	—	—	3,474,296	3,474,296
FHLBNY stock (1)	7,039	—	7,039		7,039
Accrued interest and dividends receivable	19,088	—	19,088	—	19,088
Other assets (2)	2,328	—	—	2,328	2,328
Financial liabilities:
Deposits payable on demand	4,247,427	—	4,247,427	—	4,247,427
Time deposits	393,555	—	394,385	—	394,385
Borrowed funds	75,000	—	75,000	—	75,000
Accrued interest payable	1,383	—	1,383	—	1,383

(1) Prices not quoted in active markets but redeemable at par.
(2) Loans held for sale recorded in other assets.

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
11.     COMMITMENTS, CONTINGENCIES AND OFF BALANCE SHEET RISK
Credit Commitments
The Bank is party to various credit related financial instruments with off balance sheet risk. The Bank, in the normal course of business, issues such financial instruments in order to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated statements of financial condition.
The following financial instruments were outstanding whose contract amounts represent credit risk as of the related periods:

	September 30, 2020	December 31, 2019
(In thousands)
Commitments to extend credit	$513,210	$567,117
Standby letters of credit	21,365	15,169
Total	$534,575	$582,286

Commitments to extend credit are contracts to lend to a customer as long as there is no violation of any condition established in the contract. These commitments have fixed expiration dates and other termination clauses and generally require the payment of nonrefundable fees. Since a portion of the commitments are expected to expire without being drawn upon, the contractual principal amounts do not necessarily represent future cash requirements. The Bank’s maximum exposure to credit risk is represented by the contractual amount of these instruments. These instruments represent ultimate exposure to credit risk only to the extent they are subsequently drawn upon by customers.
Standby letters of credit are conditional lending commitments issued by the Bank to guarantee the financial performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loan facilities to customers. The balance sheet carrying value of standby letters of credit approximates any nonrefundable fees received but not yet recorded as income. The Bank considers this carrying value, which is not material, to approximate the estimated fair value of these financial instruments.
The Bank reserves for the credit risk inherent in off balance sheet credit commitments. This reserve, which is included in other liabilities, amounted to approximately $1.4 million as of September 30, 2020 and $1.3 million as of December 31, 2019.
Investment Commitments
The Bank is party to an agreement with Pace Funding Group LLC, or PFG, for the purchase of up to $150 million of property assessed clean energy, or PACE, assessment securities by September 2021, to be held in our held-to-maturity investment portfolio. As of September 30, 2020, the Bank had fulfilled $98.8 million of its obligation. As of December 31, 2019, the Bank was not party to such an agreement or related purchase obligation. The PACE assessments have equal-lien priority with property taxes and rank senior to first lien mortgages.

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
12.    LEASES
The Bank as a lessee has operating leases primarily consisting of real estate arrangements where the Bank operates its headquarters, branches and business production offices. All leases identified as in scope are accounted for as operating leases as of September 30, 2020. These leases are typically long-term leases and generally are not complicated arrangements or structures. Several of the leases contain renewal options at a rate comparable to the fair market value based on comparable analysis to similar properties in the Bank’s geographies.
Real estate operating leases are presented as a Right-of-use (“ROU”) asset and a related Operating lease liability on the Consolidated Statements of Financial Condition. The ROU asset represents the Bank’s right to use the underlying asset for the lease term and the lease liabilities represent the obligation to make lease payments arising from the lease. The ROU asset and related lease liability were recognized at commencement on the adoption date of ASU 2016-02 on January 1, 2019 and are primarily based on the present value of lease payments over the lease term. The Bank applied its incremental borrowing rate (“IBR”) as the discount rate to the remaining lease payments to derive a present value calculation for initial measurement of the lease liability. The IBR reflects the interest rate the Bank would have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments. Lease expense is recognized on a straight-line basis over the lease term.
The following table summarizes our lease cost and other operating lease information:

	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2020
(In thousands)
Operating lease cost	$6,774	$13,027

Cash paid for amounts included in the measurement of Operating leases liability	$2,756	$9,620
Weighted average remaining lease term on operating leases (in years)	6.0	6.0
Weighted average discount rate used for operating leases liability	3.26%	3.26%

Note: Sublease income and variable income or expense considered immaterial

	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2019
(In thousands)
Operating lease cost	$2,445	$7,484

Cash paid for amounts included in the measurement of Operating leases liability	$2,665	$8,129
Weighted average remaining lease term on operating leases (in years)	6.7	6.7
Weighted average discount rate used for operating leases liability	3.25%	3.25%

Note: Sublease income and variable income or expense considered immaterial

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
The following table presents the remaining commitments for operating lease payments for the next five years and thereafter, as well as a reconciliation to the discounted Operating leases liability recorded in the Consolidated Statements of Financial Condition as of September 30, 2020:

(In thousands)
As of September 30, 2020
2020 remaining	$2,499
2021	9,760
2022	9,840
2023	9,725
2024	9,734
Thereafter	18,661
Total undiscounted operating lease payments	60,219
Less: present value adjustment	5,298
Total Operating leases liability	$54,921

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
13.     GOODWILL AND INTANGIBLE ASSETS
Goodwill

In accordance with GAAP, the Bank performs an annual test as of June 30 to identify potential impairment of goodwill, or more frequently if events or circumstances indicate a potential impairment may exist. If the carrying amount of the Bank, as a sole reporting unit, including goodwill, exceeds its fair value, an impairment loss is recognized in an amount equal to that excess up to the amount of the recorded goodwill.

The fair value of the Bank was determined by using a combination of a market approach and an income approach under the framework established for measuring fair value under ASC 820. Under both approaches the estimated fair value of the Bank was in excess of the carrying value and the Bank, as a sole reporting unit, was not at risk of failing the quantitative analysis. The fair value is based upon market data as of June 30, 2020 and estimates and assumptions that the Bank believes are most appropriate for the analysis. However, changes in certain assumptions used in the Bank’s calculations could result in significant differences in the results of the impairment test. Should market conditions or management’s assumptions change significantly in the future, an impairment to goodwill is possible. As of September 30, 2020, there were no changes to the Bank's annual impairment test conclusion.

At September 30, 2020 and December 31, 2019, the carrying amount of goodwill was $12.9 million.
Intangible Assets
The following table reflects the estimated amortization expense, comprised entirely by the Bank’s core deposit intangible asset, for the next five years and thereafter:

(In thousands)
2020 remaining	$342
2021	1,207
2022	1,047
2023	888
2024	730
Thereafter	1,487
Total	$5,701

Accumulated amortization of the core deposit intangible was $3.4 million as of September 30, 2020.

Notes to Consolidated Financial Statements (unaudited)
September 30, 2020 and December 31, 2019
14.     VARIABLE INTEREST ENTITIES
Tax Credit Investments

The Bank makes investments in unconsolidated entities that construct, own and operate solar generation facilities. An unrelated third party is the managing member and has control over the significant activities of the VIE. The Bank generates a return through the receipt of tax credits allocated to the projects, as well as operational distributions. The primary risk of loss is generally mitigated by policies requiring that the project qualify for the expected tax credits prior to the Bank making its investment. Any loans to the VIE are secured.

(In thousands)	September 30, 2020	December 31, 2019
Unconsolidated Variable Interest Entities
Tax credit investments included in other assets	$5,072	$—
Unfunded tax credit commitments included in other liabilities	—	—
Loans and letters of credit commitments	28,560	—
Funded portion of loans and letters of credit commitments	28,560	—

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
(In thousands)

Tax credits and other tax benefits recognized	$10,786	$—	$12,646	$—

Item 2.      Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following is a discussion of our consolidated financial condition as of September 30, 2020, as compared to December 31, 2019, and our results of operations for the three and nine month periods ended September 30, 2020 and September 30, 2019. The purpose of this discussion is to focus on information about our financial condition and results of operations which is not otherwise apparent from our consolidated financial statements and is intended to provide insight into our results of operations and financial condition. This discussion and analysis is best read in conjunction with our unaudited consolidated financial statements and related notes as well as the financial and statistical data appearing elsewhere in this report and our Annual Report on Form 10-K for the year ended December 31, 2019 (the “2019 Annual Report”). Historical results of operations and the percentage relationships among any amounts included, and any trends that may appear, may not indicate results of operations for any future periods.
In addition to historical information, this discussion includes certain forward-looking statements regarding business matters and events and trends that may affect our future results. Comments regarding our business that are not historical facts are considered forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in these forward-looking statements. For additional information regarding our cautionary disclosures, see the “Cautionary Note Regarding Forward-Looking Statements” beginning on page ii of this report.

Overview
Our business
Amalgamated Bank is a commercial bank and chartered trust company headquartered in New York, New York with approximately $6.6 billion in total assets, $3.6 billion in total loans, net and $6.0 billion in total deposits as of September 30, 2020.
We were formed in 1923 as Amalgamated Bank of New York by the Amalgamated Clothing Workers of America, one of the country’s oldest labor unions. Although we are no longer majority union-owned, the Amalgamated Clothing Workers of America’s successor, Workers United, an affiliate of the Service Employees International Union that represents workers in the textile, distribution and food service and gaming industries, remains a significant stockholder, holding approximately 41% of our equity as of September 30, 2020.
We offer a complete suite of commercial and retail banking, investment management and trust and custody services. Our commercial banking and trust businesses are national in scope and we also offer a full range of products and services to both commercial and retail customers through our six branch offices in New York City, Washington, D.C., San Francisco and Boston. Our corporate divisions include Commercial Banking, Trust and Investment Management and Consumer Banking. Our product line includes residential mortgage loans, commercial and industrial (“C&I”) loans, commercial real estate (“CRE”) loans, multifamily mortgages, and a variety of commercial and consumer deposit products, including non-interest bearing accounts, interest-bearing demand products, savings accounts, money market accounts and certificates of deposit. We also offer online banking and bill payment services, online cash management, safe deposit box rentals, debit card and ATM card services and the availability of a nationwide network of ATMs for our customers.
We currently offer a wide range of trust, custody and investment management services, including asset safekeeping, corporate actions, income collections, proxy services, account transition, asset transfers, and conversion management. We also offer a broad range of investment products, including both index and actively-managed funds spanning equity, fixed-income, real estate and alternative investment strategies to meet the needs of our institutional clients. As of September 30, 2020, we oversaw $33.1 billion in assets under custody and $14.3 billion in assets under management.
Our products and services are tailored to our target customer base that prefers a financial partner that is socially responsible, values-oriented and committed to creating positive change in the world. These customers include advocacy-based non-profits, social welfare organizations, national labor unions, political organizations, foundations, socially responsible businesses, and other for-profit companies that seek to balance their profit-making activities with activities that benefit their other stakeholders, as well as the members and stakeholders of these commercial customers. Our goal is to be the go-to financial partner for people and organizations who strive to make a meaningful impact in our society and who care about their communities, the environment, and social justice. We have obtained B Corporation TM certification, a distinction we earned after being evaluated under rigorous standards of social and environmental performance, accountability, and transparency. We are also the largest of ten commercial financial institutions in the United States that are members of the Global Alliance for Banking on Values, a network of banking leaders from around the world committed to advancing positive change in the banking sector.

Impact of the COVID-19 Pandemic on our Business
The ongoing COVID-19 pandemic has caused and will continue to cause significant disruption in the international and United States economies and financial markets and has severely restricted the level of economic activity in our markets. The spread of COVID-19 has caused illness, quarantines, cancellation of events and travel, business and school shutdowns, reduction in business activity and financial transactions, supply chain interruptions and overall economic and financial market instability. In response to the COVID-19 pandemic, the governments of all of the states in which we have branch offices and of most other states took preventative or protective actions, such as imposing restrictions on travel and business operations, advising or requiring individuals to limit or forgo their time outside of their homes, restricting evictions of tenants, and ordering temporary closures of businesses that were deemed to be non-essential. These restrictions and other consequences of the pandemic have resulted in significant adverse effects for many different types of businesses, including, among others, those in the travel, hospitality and food and beverage industries, and in multi-family real estate, and have resulted in a significant number of layoffs and furloughs of employees nationwide and in the regions in which we operate. In addition, state governments where we operate have taken actions that specifically affect how banks conduct their businesses, such as requiring loan forbearances and limitations on charging ATM and overdraft fees. Although in various locations certain activity restrictions have been relaxed and businesses and schools have reopened with some level of success, in many states and localities the number of individuals diagnosed with COVID-19 has increased significantly, which may cause a freezing or, in certain cases, a reversal of previously announced relaxation of activity restrictions and may prompt the need for additional aid and other forms of relief.
The impact of the COVID-19 pandemic is fluid and continues to evolve. The unprecedented and rapid spread of COVID-19 and its associated impacts on trade (including supply chains and export levels), travel, employee productivity, unemployment, consumer spending, and other economic activities has resulted in less economic activity, and significant volatility and disruption in financial markets. In addition, due to the COVID-19 pandemic, market interest rates have declined significantly, with the 10-year Treasury bond falling below 1.00% on March 3, 2020, for the first time, and declining further to 0.69% as of September 30, 2020. On March 3, 2020, the Federal Open Market Committee reduced the targeted federal funds interest rate range by 50 basis points to 1.00% to 1.25%. This range was further reduced to 0% to 0.25% percent on March 16, 2020. These reductions in interest rates and the other effects of the COVID-19 pandemic have had, and are expected to continue to have, possibly materially, an adverse effect on our business, financial condition and results of operations. The ultimate extent of the impact of the COVID-19 pandemic on our business, financial condition and results of operations is currently uncertain and will depend on various developments and other factors, including, among others, the duration and scope of the pandemic, as well as governmental, regulatory and private sector responses to the pandemic, and the associated impacts on the economy, financial markets and our customers, employees and vendors.
As a result of these events, we have seen the following impacts to our business since the start of the pandemic:
Impacts on our operations

We took a wide range of actions to help protect our employees and customers and to ensure the operational continuity of the Bank, while continuing to provide core banking services to our consumer and commercial clients. The majority of our employees are now working remotely with the exception of essential branch and facility staff. Our primary geographic markets include the New York City metropolitan area, the Washington, D.C. metropolitan area, the San Francisco metropolitan area, and the Boston metropolitan area. New York City was one of the areas in the United States initially hardest-hit by the COVID-19 pandemic. Accordingly, we had to close or reduce hours at our branches in several locations due to risk of transmission of COVID-19.

Following these COVID-19 related closures, executive management reassessed our branch network and recommended permanently closing six branches due to low traffic, which our Board of Directors approved. We expect to fully serve these affected customers through our remaining branch network and through our digital platform. We took a charge of $0.7 million related to these branch closures in the second quarter of 2020, and we took an additional charge of approximately $6.4 million in the third quarter of 2020 related to these closures. However, we expect these closures to benefit our non-interest expenses by approximately $4.0 million annually once fully phased in over time.
Impacts on our loan portfolio

The disruption in economic activity across the United States, and particularly in New York, has caused stress in the financial condition of both our consumer and commercial clients. As a result, we have established programs offering payment deferrals for customers that need assistance. In accordance with interagency guidance and the CARES Act, short term deferrals granted due to the COVID-19 pandemic are not considered TDRs unless the borrower was experiencing financial difficulty prior to the pandemic. The CARES Act provides temporary relief from the accounting and reporting requirements for TDRs regarding certain loan modifications related to COVID-19, including payment deferrals that are insignificant (6 months or less). In addition, under the terms of these deferral agreements, the loans will not be reported as past due or as non-accrual for the agreed upon term of the deferral, unless additional information becomes available that indicates the loan will not perform as expected when the deferral is complete. Additionally, we do not expect to downgrade these loans or build an allowance directly attributable to these loans solely as the result of the deferral granted, though our qualitative allowance factors have been increased and caused an increase in our provision expense and allowance for loan losses of approximately $6.5 million in the first nine months of 2020. Interest will continue to accrue during the deferral period. In general, the interest and principal originally due during the deferral period will be due at the contractual end of the loan. If the loan does not exit deferral and does not continue to pay according to contractual terms, the loan will then be considered as any other loan that is past due or not in agreement with contractual terms, and additional allowance and reversal of related accrued interest will likely be required for these loans.

The following table presents information regarding the Bank’s COVID-19 related loan deferrals as of September 30, 2020:

	Portfolio Balance Outstanding	Balance in Deferral	Balance in Process of Deferral	Total Deferred Loans	Total Deferrals as % of Portfolio
(In thousands, rounded)
Commercial and industrial	$661,000	$5,000	$—	$5,000	1%
Multifamily	975,000	124,000	—	124,000	13%
Commercial real estate, construction and land development	450,000	97,000	—	97,000	22%
Total commercial portfolio	2,086,000	226,000	—	226,000	11%
Residential real estate lending	1,329,000	63,000	—	63,000	5%
Consumer and other	180,000	4,000	—	4,000	2%
Total retail portfolio	1,509,000	67,000	—	67,000	4%
Totals	$3,595,000	$293,000	$—	$293,000	8%

No COVID-19 related loan deferrals were graded as criticized by our internal grading system solely on the basis of the deferral request, nor was any related additional allowance recorded. We continue to accrue interest on all COVID-19 related loan deferrals for up to six months. As of September 30, 2020 the interest accrued during the first nine months of 2020 for COVID-19 related loans where balances were in deferral was $5.1 million.

Impacts on our investment portfolio

We are also monitoring the impact of the COVID-19 pandemic on the value of our investments. We mark to market our publicly traded investments and we review our investment portfolio for impairment at each period end. While the value of our portfolio has substantially recovered since the pandemic began, market conditions could continue to be volatile and we may be required to recognize further impairments on the securities we hold as well as reductions in other comprehensive income. We cannot currently determine the ultimate impact of the pandemic on the long-term value of our portfolio.
Impacts on our capital

As of September 30, 2020, all of our capital ratios are in excess of all regulatory requirements. While we believe that we have sufficient capital to withstand an extended economic recession brought about by the COVID-19 pandemic, our reported and regulatory capital ratios could be adversely impacted by further credit losses.
Other impacts on our results of operation and financial condition

In addition to the factors above, we believe the following factors may impact our earnings, though we are unable to quantify the impacts at this time:

•Increased allowance related to loans that continue to be impacted by the economy after the payment deferral periods end
•Lower Trust Department fees due to lower equity values in our clients’ assets under management and/or custody
•Lower net interest margin due to the Federal Reserves’ decision to lower rates to “near zero” at the end of March
•Lower loan originations as the credit worthiness of borrowers may be impacted by the current economic environment

•Lower fees for services that we are temporarily waiving, including overdraft fees, insufficient fund fees, ATM fees, CD breakage fees and other miscellaneous fees

As of September 30, 2020, we had $12.9 million of goodwill. During the second quarter of 2020, we performed our annual impairment analysis and determined no goodwill impairment was required. However, we will continue to monitor the COVID-19 pandemic and the related economic fallout, including changes in our stock price, the Federal Reserve’s significant reduction in interest rates and other business and market considerations, which may require us to reevaluate our goodwill impairment analysis. Any goodwill impairment charges we incur could have a material adverse effect on our earnings for one reporting period, but would not impact the cash flow or regulatory capital levels of the Bank.

The negative financial impacts may be partially offset by actions taken by management to lower interest expense and operating expense.

These factors, together or in combination with other events or occurrences that may not yet be known or anticipated, may materially and adversely affect our business, financial condition and results of operations.

Critical and Significant Accounting Policies and Estimates

Our consolidated financial statements are prepared based on the application of accounting policies generally accepted in the United States, or GAAP, and conform to general practices within the banking industry. Our significant accounting policies are more fully described in Note 1 of our audited consolidated financial statements included in our Annual Report and our critical accounting policies are more fully described under “Critical Accounting Policies and Estimates” included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2019 Annual Report. During the second quarter of 2020, we adopted significant accounting policies for variable interest entities, for recognition of investment tax credits, and for resell agreements. Otherwise, there have been no significant changes to our critical and significant accounting policies, or the estimates made pursuant to those policies as described in our 2019 Annual Report.

SELECTED FINANCIAL DATA
The following table sets forth our unaudited selected historical consolidated financial data for the periods and as of the dates indicated. This data should be read in conjunction with the unaudited consolidated financial statements and the notes thereto contained elsewhere in this report and the information contained in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2020	2019	2020	2019
Selected Operating Data:
Interest income	$47,283	$46,697	$143,033	$138,999
Interest expense	2,049	4,940	8,672	14,612
Net interest income	45,234	41,757	134,361	124,387
Provision for (recovery of) loan losses	3,394	(558)	20,202	3,755
Net interest income after provision for loan losses	41,840	42,315	114,159	120,632
Non-interest income	12,776	7,659	30,565	21,425
Non-interest expense	37,877	31,886	101,216	94,336
Income before income taxes	16,739	18,088	43,508	47,721
Provision (benefit) for income taxes	4,259	4,893	11,109	12,527
Net income	$12,480	$13,195	$32,399	$35,194

	As of September 30,
(In thousands)	2020	2019
Selected Financial Data:
Total assets	$6,618,443	$5,029,769
Total cash and cash equivalents	743,061	71,239
Investment securities	1,947,849	1,246,365
Total net loans	3,574,701	3,467,027
Bank-owned life insurance	80,502	80,309
Total deposits	6,021,000	4,322,379
Borrowed funds	—	127,775
Total common stockholders’ equity	522,364	486,178
Total stockholders’ equity	522,497	486,312

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands, except per share data)	2020	2019	2020	2019
Selected Financial Ratios and Other Data:
Earnings
Basic	$0.40	$0.41	$1.04	$1.11
Diluted	0.40	0.41	1.04	1.09
Book value per common share (excluding minority interest)	16.82	15.37	16.82	15.37
Common shares outstanding	31,049,525	31,633,691	31,049,525	31,633,691
Weighted average common shares outstanding, basic	31,049,525	31,809,083	31,160,963	31,802,004
Weighted average common shares outstanding, diluted	31,075,400	32,176,439	31,240,093	32,251,333

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Selected Performance Metrics:
Return on average assets	0.76%	1.05%	0.72%	0.97%
Return on average equity	9.62%	10.86%	8.62%	10.13%
Loan yield	3.97%	4.22%	4.02%	4.36%
Securities yield	2.24%	3.28%	2.66%	3.33%
Deposit cost	0.14%	0.37%	0.21%	0.34%
Net interest margin	2.88%	3.50%	3.13%	3.60%
Efficiency ratio	65.29%	64.53%	61.37%	64.70%

Asset Quality Ratios:
Nonaccrual loans to total loans	1.41%	0.53%	1.41%	0.53%
Nonperforming assets to total assets	1.22%	1.42%	1.22%	1.42%
Allowance for loan losses to nonaccrual loans	95%	183%	95%	183%
Allowance for loan losses to total loans	1.34%	0.96%	1.34%	0.96%
Annualized net charge-offs (recoveries) to average loans	0.59%	(0.07)%	0.22%	0.29%

	As of September 30,
	2020	2019
Capital Ratios:
Tier 1 leverage capital ratio	7.39%	9.03%
Tier 1 risk-based capital ratio	12.76%	13.49%
Total risk-based capital ratio	14.01%	14.55%
Common equity tier 1 capital ratio	12.76%	13.49%

Results of Operations
General
Our results of operations depend substantially on net interest income, which is the difference between interest income on interest-earning assets, consisting primarily of interest income on loans, investment securities and other short-term investments and interest expense on interest-bearing liabilities, consisting primarily of interest expense on deposits and borrowings. Our results of operations are also dependent on non-interest income, consisting primarily of income from Trust Department fees, service charges on deposit accounts, net gains on sales of investment securities and income from bank-owned life insurance (“BOLI”). Other factors contributing to our results of operations include our provisions for loan losses, income taxes, and non-interest expenses, such as salaries and employee benefits, occupancy and depreciation expenses, professional fees, data processing fees and other miscellaneous operating costs.

Net income for the third quarter of 2020 was $12.5 million, or $0.40 per diluted share, compared to $13.2 million, or $0.41 per diluted share, for the third quarter of 2019. The $0.7 million decrease in net income for the third quarter of 2020, compared to the third quarter of 2019, is primarily due to a $6.0 million increase in non-interest expense and a $4.0 million increase in provision for loan losses, partially offset by a $5.1 million increase in non-interest income and a $3.5 million increase in net interest income.

Net income for the nine months ended September 30, 2020 was $32.4 million, or $1.04 per average diluted share, compared to $35.2 million, or $1.09 per average diluted share, for same period in 2019. The $2.8 million decrease was primarily due to a $16.4 million increase in the provision for loan losses and a $6.9 million increase in non-interest expense, partially offset by a $10.0 million increase in net interest income and a $9.1 million increase in non-interest income.

Net Interest Income
Net interest income, representing interest income less interest expense, is a significant contributor to our revenues and earnings. We generate interest income from interest, dividends and prepayment fees on interest-earning assets, including loans, investment securities and other short-term investments. We incur interest expense from interest paid on interest-bearing liabilities, including interest-bearing deposits, FHLB advances and other borrowings. To evaluate net interest income, we measure and monitor (i) yields on our loans and other interest-earning assets, (ii) the costs of our deposits and other funding sources, (iii) our net interest spread and (iv) our net interest margin. Net interest spread is equal to the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is equal to the annualized net interest income divided by average interest-earning assets. Because non-interest-bearing sources of funds, such as non-interest-bearing deposits and stockholders’ equity, also fund interest-earning assets, net interest margin includes the benefit of these non-interest-bearing sources.
Changes in the market interest rates and interest rates we earn on interest-earning assets or pay on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and non-interest-bearing liabilities, are usually the largest drivers of periodic changes in net interest spread, net interest margin and net interest income.

Three Months Ended September 30, 2020 and 2019
The following table sets forth information related to our average balance sheet, average yields on assets, and average costs of liabilities for the periods indicated:

	Three Months Ended September 30, 2020			Three Months Ended September 30, 2019
(In thousands)	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate

Interest earning assets:
Interest-bearing deposits in banks	$632,268	$152	0.10%	$72,143	$209	1.15%
Securities and FHLB stock	2,045,231	11,529	2.24%	1,294,930	10,720	3.28%
Total loans, net (1)	3,569,313	35,602	3.97%	3,363,837	35,768	4.22%
Total interest earning assets	6,246,812	47,283	3.01%	4,730,910	46,697	3.92%
Non-interest earning assets:
Cash and due from banks	9,239			6,985
Other assets	234,248			228,076
Total assets	$6,490,299			$4,965,971

Interest bearing liabilities:
Savings, NOW and money market deposits	2,376,701	$1,427	0.24%	1,869,675	$2,478	0.53%
Time deposits	321,696	622	0.77%	417,591	1,474	1.40%
Total deposits	2,698,397	2,049	0.30%	2,287,266	3,952	0.69%
Federal Home Loan Bank advances	—	—	0.00%	166,363	987	2.35%
Other Borrowings	—	—	0.00%	163	1	2.43%
Total interest bearing liabilities	2,698,397	2,049	0.30%	2,453,792	4,940	0.80%
Non-interest bearing liabilities:
Demand and transaction deposits	3,191,858			1,936,915
Other liabilities	84,138			93,056
Total liabilities	5,974,393			4,483,763
Stockholders' equity	515,906			482,208
Total liabilities and stockholders' equity	$6,490,299			$4,965,971

Net interest income / interest rate spread		$45,234	2.71%		$41,757	3.12%
Net interest earning assets / net interest margin	$3,548,415		2.88%	$2,277,118		3.50%

(1) Amounts are net of deferred origination costs / (fees) and the allowance for loan losses and includes loans held for sale
* Net interest margin includes prepayment penalty income in 3Q20, 2Q20, and 3Q19 of $1,110,011, $239,190, and $0 respectively

Our net interest income was $45.2 million for the third quarter of 2020, compared to $41.8 million for the third quarter of 2019. The year-over-year increase of $3.5 million, or 8.3%, was primarily attributable to a decrease in interest expense due to a decrease in FHLB advances and other borrowings and deposit rates paid, and an increase in average securities of $750.3 million and average loans of $205.5 million, with such growth more than offsetting the lower yields earned on such assets. These impacts were partially offset by an increase in average interest-bearing deposits of $411.1 million.

Our net interest spread was 2.71% for the three months ended September 30, 2020, compared to 3.12% for the same period in 2019, a decrease of 41 basis points. Our net interest margin was 2.88% for the third quarter of 2020, a decrease of 62 basis points from 3.50% in the third quarter of 2019. The accretion of the loan mark from the loans we acquired in our NRB acquisition contributed two basis points to our net interest margin in the third quarter of 2020, compared to seven basis points in the third quarter of 2019. Prepayment penalties earned through loan income contributed $1.1 million, or seven basis points, to our net interest margin in the third quarter of 2020, compared to no impact in the third quarter of 2019.

The yield on average earning assets was 3.01% for the three months ended September 30, 2020, compared to 3.92% for the same period in 2019, a decrease of 91 basis points. This decrease was driven primarily by a decrease in yields on loans and securities due to a decrease in the Federal Funds rate.

The average rate on interest-bearing liabilities was 0.30% for the three months ended September 30, 2020, a decrease of 50 basis points from the same period in 2019, which was primarily due to a decrease in average borrowings as a result of an increase in average deposits and a decrease in the rates paid on interest-bearing deposits. The average rate paid on interest-bearing deposits was 0.30% for the three months ended September 30, 2020, a decrease of 39 basis points from the same period in 2019, which was primarily due to a decrease in the pricing on deposits to new and existing customers. Noninterest-bearing deposits represented 54% of average deposits for the three months ended September 30, 2020, contributing to a total cost of deposits of 14 basis points in the third quarter of 2020.

Nine Months Ended September 30, 2020 and 2019
The following table sets forth information related to our average balance sheet, average yields on assets, and average costs of liabilities for the periods indicated:

	Nine Months Ended September 30, 2020			Nine Months Ended September 30, 2019
(In thousands)	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate

Interest earning assets:
Interest-bearing deposits in banks	$395,029	$631	0.21%	$71,956	$756	1.40%
Securities and FHLB stock	1,809,188	35,962	2.66%	1,269,637	31,620	3.33%
Total loans, net (1)	3,535,096	106,440	4.02%	3,271,700	106,623	4.36%
Total interest earning assets	5,739,313	143,033	3.33%	4,613,293	138,999	4.03%
Non-interest earning assets:
Cash and due from banks	31,138			7,926
Other assets	227,205			248,707
Total assets	$5,997,656			$4,869,926

Interest bearing liabilities:
Savings, NOW and money market deposits	$2,278,267	$5,919	0.35%	$1,868,218	$6,307	0.45%
Time deposits	357,774	2,726	1.02%	448,140	4,089	1.22%
Total deposits	2,636,041	8,645	0.44%	2,316,358	10,396	0.60%
Federal Home Loan Bank advances	2,117	27	1.70%	227,853	4,199	2.46%
Other Borrowings	—	—	0.00%	861	17	2.64%
Total interest bearing liabilities	2,638,158	8,672	0.44%	2,545,072	14,612	0.77%
Non-interest bearing liabilities:
Demand and transaction deposits	2,748,088			1,767,232
Other liabilities	109,586			92,966
Total liabilities	5,495,832			4,405,270
Stockholders' equity	501,824			464,656
Total liabilities and stockholders' equity	$5,997,656			$4,869,926

Net interest income / interest rate spread		$134,361	2.89%		$124,387	3.26%
Net interest earning assets / net interest margin	$3,101,155		3.13%	$2,068,221		3.60%
(1) Amounts are net of deferred origination costs / (fees) and the allowance for loan losses and includes loans held for sale
* Net interest margin includes prepayment penalty income in 3Q20 and 3Q19 of $1,110,011, and $0 respectively

Our net interest income was $134.4 million for the nine months ended September 30, 2020, compared to $124.4 million for the same period in 2019. The year-over-year increase of $10.0 million, or 10.8% annualized, was primarily attributable to a decrease in interest expense due to a decrease in borrowings and deposit rate paid, and an increase in average securities of $539.6 million and average loans of $263.4 million, with such growth more than offsetting the lower yields earned on such assets. These impacts are partially offset by an increase in average interest-bearing deposits of $319.7 million.

Our net interest spread was 2.89% for the nine months ended September 30, 2020, compared to 3.26% for the same period in 2019, a decrease of 37 basis points. Our net interest margin was 3.13% for the nine months ended September 30, 2020, a decrease of 47 basis points from 3.60% in the same period in 2019.

The yield on average earning assets was 3.33% for the nine months ended September 30, 2020, compared to 4.03% for the same period in 2019, a decrease of 70 basis points. This decrease was driven primarily by a decrease in yields on loans and securities due to a decrease in the Federal Funds rate.

The average rate on interest-bearing liabilities was 0.44% for the nine months ended September 30, 2020, a decrease of 33 basis points from the same period in 2019. The average rate paid on interest-bearing deposits was 0.44% for the nine months ended September 30, 2020, a decrease of 16 basis points from the same period in 2019, which was primarily due to the mix of deposits shifting from higher cost CDs to lower cost money market deposits and a decrease in rates paid on interest-bearing deposits. Noninterest-bearing deposits represented 51% of average deposits for the nine months ended September 30, 2020, contributing to a total cost of deposits of 21 basis points in the first nine months of 2020.

Rate-Volume Analysis
Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in weighted average interest rates. The table below presents the effect of volume and rate changes on interest income and expense. Changes in volume are changes in the average balance multiplied by the previous period’s average rate. Changes in rate are changes in the average rate multiplied by the average balance from the previous period. The net changes attributable to the combined impact of both rate and volume have been allocated proportionately to the changes due to volume and the changes due to rate:

	Three Months Ended September 30, 2020 over September 30, 2019			Nine Months Ended September 30, 2020 over September 30, 2019
(In thousands)	Volume	Changes Due To Rate	Net Change	Volume	Changes Due To Rate	Net Change
Interest earning assets:
Interest-bearing deposits in banks	$136	$(193)	$(57)	$515	$(640)	$(125)
Securities and FHLB stock	4,166	(3,358)	808	10,744	(6,402)	4,342
Total loans, net	1,977	(2,143)	(166)	8,012	(8,195)	(183)
Total interest income	6,279	(5,694)	585	19,271	(15,237)	4,034

Interest bearing liabilities:
Savings, NOW and money market deposits	302	(1,354)	(1,052)	1,068	(1,456)	(388)
Time deposits	(187)	(665)	(852)	(687)	(676)	(1,363)
Total deposits	115	(2,019)	(1,904)	381	(2,132)	(1,751)
Federal Home Loan Bank advances	(1,166)	179	(987)	(2,876)	(1,296)	(4,172)
Other Borrowings	(7)	6	(1)	(16)	(1)	(17)
Total borrowings	(1,173)	185	(988)	(2,892)	(1,297)	(4,189)
Total interest expense	(1,058)	(1,834)	(2,892)	(2,511)	(3,429)	(5,940)
Change in net interest income	$7,337	$(3,860)	$3,477	$21,782	$(11,808)	$9,974

Provision for Loan Losses
We establish an allowance for loan losses through a provision for loan losses charged as an expense in our Consolidated Statements of Income. The provision for loan losses is the amount of expense that, based on our judgment, is required to maintain the allowance at an adequate level to absorb probable losses inherent in the loan portfolio at the balance sheet date and that, in management’s judgment, is appropriate under GAAP. Our determination of the amount of the allowance and corresponding provision for loan losses considers ongoing evaluations of the credit quality and level of credit risk inherent in our loan portfolio, levels of nonperforming loans and charge-offs, statistical trends and economic and other relevant factors. The allowance is increased by provisions charged to expense and decreased by provisions released from expense or by actual charge-offs, net of recoveries on prior loan charge-offs. In accordance with accounting guidance for business combinations, we recorded all loans acquired in the NRB acquisition at their estimated fair value at the date of acquisition with no carryover of the related allowance.

Three Months Ended September 30, 2020 and 2019

Our provision for loan losses totaled an expense of $3.4 million for the third quarter of 2020 compared to a recovery of $0.6 million for the same period in 2019. The provision expense in the third quarter of 2020 was primarily driven by a $5.3 million in charge-offs primarily related to a construction loan and a hotel loan partially reserved for in the previous quarter. Specific reserves on non-accrual C&I loans also increased by $1.1 million.
Nine Months Ended September 30, 2020 and 2019

Our provisions for loan losses totaled an expense of $20.2 million for the nine months ended September 30, 2020, compared to an expense of $3.8 million for the same period in 2019. The provision expense for the nine months ended September 30, 2020 was primarily driven a $6.5 million increase in allowance related to negative economic factors and payment deferrals in our loan portfolio, $6.0 million in charge offs related to hotel and construction loans, a $7.7 million increase in specific reserves on indirect C&I, and other factors.
For a further discussion of the allowance, see “Allowance for Loan Losses” below.

Non-Interest Income
Our non-interest income included Trust Department fees, which consist of fees received in connection with investment advisory and custodial management services of investment accounts, service fees charged on deposit accounts, income on BOLI, gain or loss on other real estate owned, income from equity method investments, and other income.
The following table presents our non-interest income for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2020	2019	2020	2019

Trust Department fees	$3,622	$4,888	$11,688	$14,117
Service charges on deposit accounts	2,130	2,222	6,391	6,161
Bank-owned life insurance	1,227	415	2,722	1,243
Gain (loss) on sale of investment securities available for sale, net	619	(50)	1,605	(135)
Gain (loss) on sale of loans, net	903	81	1,200	(40)
Gain (loss) on other real estate owned, net	(176)	—	(482)	(564)
Equity method investments	4,297	—	5,586	—
Other income	154	103	1,855	643
Total non-interest income	$12,776	$7,659	$30,565	$21,425

Three Months Ended September 30, 2020 and 2019

Our non-interest income was $12.8 million for the third quarter of 2020, compared to $7.7 million for the same period in 2019, an increase of $5.1 million, or 66.8%. This increase was primarily due to a $4.3 million tax credit on an equity investment in a solar project, a $0.6 million gain on the sale of securities, and a $0.8 million increase in income on BOLI due to the receipt of a death benefit payout and a $0.8 million increase in the gain on sale of residential loans. These increases were partially offset by a $1.3 million decrease in Trust Department fees primarily related to the decrease in revenue from a real estate fund that is liquidating assets and the movement of funds to lower yielding products and market volatility. Our investment management business earns fees from a real estate fund that will wind down over the next few years. This fund generated $0.5 million in fees, included within Trust Department fees, during the three months ended September 30, 2020. We expect that management fees from this real estate fund will continue to decline and will have no fee income in 2021. Additionally, we expect a loss of approximately $2.3 million in the fourth quarter of 2020 and a loss of $2.0 million during the full year of 2021, which is related to the $4.3 million gain from the tax credit on an equity investment in a solar project (included as income from equity method investments) taken this quarter; this loss is related to the timing of the tax benefit in the third quarter and the expected write-down of the equity invested in future quarters. This impact does not consider the benefit of future tax-equity investments that may offset such impact.

Nine Months Ended September 30, 2020 and 2019

Our non-interest income was $30.6 million for the nine months ended September 30, 2020, compared to $21.4 million for the same period in 2019, an increase of $9.1 million, or 42.7%. This increase is primarily due to a $5.6 million tax credit on an equity investment in solar projects, a $1.4 million gain on the sale of a branch, a $1.7 million change in gain on the sale of securities, and a $1.5 million increase in BOLI income due to the receipt of multiple death benefit payouts, and an increase of $1.2 million in gains on the sale of residential loans. These increases were partially offset by a $2.4 million decrease in Trust Department fees primarily related to the decrease in revenue from low asset values in the first half of 2020 due to market fluctuations and the real estate fund that is liquidating its assets noted above. This fund generated $1.5 million in fees, included within Trust Department fees, during the nine months ended September 30, 2020.

Non-Interest Expense
Non-interest expense includes compensation and employee benefits, occupancy and depreciation expense, professional fees (including legal, accounting and other professional services), data processing, office maintenance and depreciation, amortization of intangible assets, advertising and promotion, and other expenses. The following table presents non-interest expense for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2020	2019	2020	2019

Compensation and employee benefits, net	$17,547	$17,765	$52,338	$52,187
Occupancy and depreciation	9,908	4,298	19,655	12,714
Professional fees	2,202	3,120	7,173	8,686
Data processing	2,916	2,856	8,157	8,334
Office maintenance and depreciation	863	934	2,538	2,651
Amortization of intangible assets	342	344	1,027	1,031
Advertising and promotion	1,172	684	2,511	1,998
Other	2,927	1,885	7,817	6,735
Total non-interest expense	$37,877	$31,886	$101,216	$94,336

Three Months Ended September 30, 2020 and 2019

Our non-interest expense for the third quarter of 2020 was $37.9 million, an increase of $6.0 million, or 18.8%, from $31.9 million in the third quarter of 2019. The increase was primarily due to $6.3 million in occupancy and depreciation expense related to closing six branches in New York City and $0.5 million in advertising and promotion expenses related to the Democratic National Convention.

Nine Months Ended September 30, 2020 and 2019

Our non-interest expense for the nine months ended September 30, 2020 was $101.2 million, an increase of $6.9 million, or 7.3%, from $94.3 million for the nine months ended September 30, 2019. The increase was primarily due to the $8.3 million increase in occupancy and depreciation expense related to branch closures, partially offset by a $1.5 million decrease in professional fees.
Income Taxes

Three Months Ended September 30, 2020 and 2019

We had a provision for income tax expense of $4.3 million for the third quarter of 2020, compared to $4.9 million for the third quarter of 2019. Our effective tax rate for the third quarter of 2020 was 25.4%, compared to 27.1% for the third quarter of 2019.

Nine Months Ended September 30, 2020 and 2019

We had a provision for income tax expense of $11.1 million for the nine months ended September 30, 2020, compared to $12.5 million for the same period in 2019. Our effective tax rate was 25.5% for the nine months ended September 30, 2020, compared to 26.3% for the same period in 2019.

Financial Condition

Balance Sheet

Our total assets were $6.6 billion at September 30, 2020, compared to $5.3 billion at December 31, 2019. The increase of $1.3 billion was driven primarily by a $620.5 million increase in cash and cash equivalents, a $430.4 million increase in investment securities, a $115.6 million increase in loans receivable, net, and $103.2 million increase of reverse repurchase agreements backed by Government guaranteed loans.
Investment Securities
The primary goal of our securities portfolio is to maintain an available source of liquidity and an efficient investment return on excess capital, while maintaining a low-risk profile. We also use our securities portfolio to manage interest rate risk, meet Community Reinvestment Act (“CRA”) goals and to provide collateral for certain types of deposits or borrowings. An Investment Committee chaired by our Chief Financial Officer manages our investment securities portfolio according to written investment policies approved by our Board of Directors. Investments in our securities portfolio may change over time based on management’s objectives and market conditions.
We seek to minimize credit risk in our securities portfolio through diversification, concentration limits, restrictions on high risk investments (such as subordinated positions), comprehensive pre-purchase analysis and stress testing, ongoing monitoring and by investing a significant portion of our securities portfolio in U.S. Government sponsored entity (“GSE”) obligations. GSEs include the Federal Home Loan Mortgage Corporation (“FHLMC”), the Federal National Mortgage Association (“FNMA”), the Government National Mortgage Association (“GNMA”) and the Small Business Administration (“SBA”). GNMA is a wholly-owned U.S. Government corporation whereas FHLMC and FNMA are private. Mortgage-related securities may include mortgage pass-through certificates, participation certificates and collateralized mortgage obligations (“CMOs”). We invest in non-GSE securities in order to generate higher returns, improve portfolio diversification and or reduced interest rate and prepayment risk. With the exception of small legacy CRA investments, Trust Preferred securities, and certain corporate bonds, all of our non-GSE securities are senior positions that are the top of the capital structure.
Our investment securities portfolio consists of securities classified as available for sale and held to maturity. There were no trading securities in our investment portfolio at September 30, 2020 or at December 31, 2019. All available for sale securities are carried at fair value and may be used for liquidity purposes should management consider it to be in our best interest.
At September 30, 2020 and December 31, 2019, we had available for sale securities of $1.5 billion and $1.2 billion, respectively. The $282.1 million increase was primarily from the purchase of agency mortgage-backed securities (“MBS”) and commercial-backed securities (“CMBS”).
At September 30, 2020, our held to maturity securities portfolio primarily consisted of property assessed clean energy, or PACE bonds, tax-exempt municipal securities, GSE residential certificates and other debt. We carry these securities at amortized cost. We had held to maturity securities of $440.9 million at September 30, 2020, and $292.7 million at December 31, 2019.
Certain securities have fair values less than amortized cost and, therefore, contain unrealized losses. At September 30, 2020, we evaluated those securities which had an unrealized loss for other than temporary impairment (“OTTI”), and determined substantially all of the decline in value to be temporary. There were $764.2 million of investment securities with unrealized losses at September 30, 2020 of which $6.1 million had a continuous unrealized loss position for 12 consecutive months or longer that was greater than 5% of amortized cost. We anticipate full recovery of amortized cost with respect to these securities by the time that these securities mature, or sooner in the case that a more favorable market interest rate environment causes their fair value to increase. We do not intend to sell these securities and we believe it is more likely than not that we will be required to sell them before full recovery of their amortized cost basis, which may be at the time of their maturity.

The following table is a summary of our investment portfolio, using market value for available for sale securities and amortized cost for held to maturity securities, as of the dates indicated.

	September 30, 2020		December 31, 2019
(In thousands)	Amount	% of Portfolio	Amount	% of Portfolio
Available for sale:
Mortgage-related:
GSE residential certificates	$15,915	0.8%	$36,385	2.4%
GSE CMOs	363,402	18.7%	282,434	18.6%
GSE commercial certificates & CMO	431,584	22.2%	253,913	16.7%
Non-GSE residential certificates	54,124	2.8%	59,008	3.9%
Non-GSE commercial certificates	44,450	2.3%	46,874	3.1%

Other debt:
U.S. Treasury	204	0.0%	199	0.0%
ABS	566,401	29.1%	523,777	34.5%
Trust preferred	13,451	0.7%	13,897	0.9%
Corporate	17,369	0.9%	8,283	0.6%
Other	—	0.0%	—	0.0%
Total available for sale	1,506,900	77.4%	1,224,770	80.7%

Held to maturity:
Mortgage-related:
GSE residential certificates	617	0.0%	635	0.0%
Non GSE commercial certificates	225	0.0%	270	0.0%

Other debt:
PACE	367,393	18.9%	263,805	17.4%
Municipal	67,614	3.5%	22,894	1.5%
Other	5,100	0.3%	5,100	0.3%
Total held to maturity	440,949	22.6%	292,704	19.3%

Total securities	$1,947,849	100.0%	$1,517,474	100.0%

The following table show contractual maturities and yields for the securities-available-for sale and held-to-maturity portfolios:

Contractual Maturity as of September 30, 2020

	One Year or Less		One to Five Years		Five to Ten Years		Due after Ten Years
(In thousands)	Amortized Cost	Weighted Average Yield (1)	Amortized Cost	Weighted Average Yield (1)	Amortized Cost	Weighted Average Yield (1)	Amortized Cost	Weighted Average Yield (1)

Available for sale:
Mortgage-related:
GSE residential certificates	$—	0.0%	$—	0.0%	$—	—%	$15,565	1.9%
GSE residential CMOs	—	0.0%	—	0.0%	26,676	2.2%	322,826	2.0%
GSE commercial certificates & CMO	2,679	0.6%	25,900	2.2%	281,108	1.2%	110,557	2.4%
Non-GSE residential certificates	—	0.0%	16,500	2.1%	—	0.0%	37,212	2.5%
Non-GSE commercial certificates	—	0.0%	—	0.0%	—	0.0%	45,190	1.3%

Other debt:
U.S. Treasury	—	0.0%	200	1.7%	—	0.0%	—	0.0%
ABS	—	0.0%	18,630	3.2%	185,370	1.7%	362,661	2.0%
Trust preferred	—	0.0%	—	0.0%	14,626	0.8%	—	0.0%
Corporate	—	0.0%	3,000	6.5%	7,971	5.0%	6,000	4.9%

Held to maturity:
Mortgage-related:
GSE residential certificates	—	0.0%	—	0.0%	7	5.5%	610	3.5%
Non GSE commercial certificates	—	0.0%	—	0.0%	—	0.0%	225	5.6%

Other debt:
PACE	—	—%	—	—%	—	—%	367,393	4.2%
Municipal	—	0.0%	—	0.0%	10,526	1.1%	57,088	2.2%
Other	2,000	1.5%	3,100	3.3%	—	0.0%	—	0.0%

Total securities	$4,679	1.0%	$67,330	2.7%	$526,284	1.5%	$1,325,327	2.7%

(1) Estimated yield based on book price (amortized cost divided by par) using estimated prepayments and no change in interest rates.

The following table shows a breakdown of our asset backed securities by sector and ratings:
September 30, 2020
ABS Securities:

					Credit Ratings Highest Rating if split rated
(In thousands)	Amount	%	Expected Avg. Life in Years	% Floating	% AAA	% AA	% A	%Not Rated	Total
CLO Commercial & Industrial	$291,246	52%	3.1	100%	100%	0%	0%	0%	100%
Consumer	109,598	19%	4.0	0%	32%	1%	67%	0%	100%
Mortgage	107,027	19%	2.7	100%	100%	0%	0%	0%	100%
Student	58,530	10%	4.9	91%	71%	29%	0%	0%	100%
Total Securities:	$566,401	100%	3.4	80%	84%	3%	13%	0%	100%

Loans
Lending-related income is the most important component of our net interest income and is the main driver of our results of operations. Total loans, net of deferred origination fees, were $3.6 billion as of September 30, 2020 compared to $3.5 billion as of December 31, 2019. Within our commercial loan portfolio, our primary focus has been on C&I, multifamily and CRE lending. Within our retail loan portfolio, our primary focus has been on residential 1-4 family (1st lien) mortgages. We intend to focus any organic growth in our loan portfolio on these lending areas as part of our strategic plan.
In the third quarter of 2020, we purchased $20.7 million of United States guaranteed Paycheck Protection Program (“PPP”) loans, $4.9 million of solar loans and $15.8 million of commercial loans that are unconditionally guaranteed by the United States government.
The following table sets forth the composition of our loan portfolio, as of September 30, 2020 and December 31, 2019:

(In thousands)	September 30, 2020		December 31, 2019
	Amount	% of total loans	Amount	% of total loans
Commercial portfolio:
Commercial and industrial	$660,914	18.4%	$474,342	13.7%
Multifamily mortgages	974,962	27.1%	976,380	28.2%
Commercial real estate mortgages	388,757	10.8%	421,947	12.2%
Construction and land development mortgages	61,687	1.7%	62,271	1.8%
Total commercial portfolio	2,086,320	58.0%	1,934,940	55.9%

Retail portfolio:
Residential real estate lending	1,329,021	37.0%	1,366,473	39.4%
Consumer and other	179,507	5.0%	163,077	4.7%
Total retail portfolio	1,508,528	42.0%	1,529,550	44.1%
Total loans	3,594,848	100.0%	3,464,490	100.0%

Net deferred loan origination costs (fees)	7,604		8,124
Allowance for loan losses	(48,072)		(33,847)
Total loans, net	$3,554,380		$3,438,767

Commercial loan portfolio
Our commercial loan portfolio comprised 58.0% of our total loan portfolio at September 30, 2020 and 55.9% of our total loan portfolio at December 31, 2019. The major categories of our commercial loan portfolio are discussed below:
C&I. Our C&I loans are generally made to small and medium-sized manufacturers and wholesale, retail and service-based businesses to provide either working capital or to finance major capital expenditures. The primary source of repayment for C&I loans is generally operating cash flows of the business. We also seek to minimize risks related to these loans by requiring such loans to be collateralized by various business assets (including inventory, equipment and accounts receivable). The average size of our C&I loans at September 30, 2020 by exposure was $3.4 million with a median size of $1.0 million. We have shifted our lending strategy to focus on developing full customer relationships including deposits, cash management, and lending. The businesses that we focus on are generally mission aligned with our core values, including organic and natural products, sustainable companies, clean energy, nonprofits, and B Corporations TM.
Our C&I loans totaled $660.9 million at September 30, 2020, which comprised 18.4% of our total loan portfolio. During the nine months ended September 30, 2020, the C&I loan portfolio increased by 39.3% from $474.3 million at December 31, 2019, of which $33 million of the growth was due to increased usage of existing lines of credit.
Multifamily. Our multifamily loans are generally used to purchase or refinance apartment buildings of five units or more, which collateralize the loan, in major metropolitan areas within our markets. Multifamily loans have 82% of their exposure in NYC—our largest geographic concentration. Our multifamily loans have been underwritten under stringent guidelines on loan-to-value and debt service coverage ratios that are designed to mitigate credit and concentration risk in this loan category.
Our multifamily loans totaled $975.0 million at September 30, 2020, which comprised 27.1% of our total loan portfolio. During the nine months ended September 30, 2020, the multifamily loan portfolio decreased by 0.1% from $976.4 million at December 31, 2019.
CRE. Our CRE loans are used to purchase or refinance office buildings, retail centers, industrial facilities, medical facilities and mixed-used buildings. Included in this total are 27 borrowers financing owner‑occupied buildings which account for an aggregate total of $47 million in loans as of September 30, 2020.

Our CRE loans totaled $388.8 million at September 30, 2020, which comprised 10.8% of our total loan portfolio. During the nine months ended September 30, 2020, the CRE loan portfolio decreased by 7.9% from $421.9 million at December 31, 2019, primarily due to payoffs.

Retail loan portfolio
Our retail loan portfolio comprised 42.0% of our loan portfolio at September 30, 2020 and 44.1% of our loan portfolio at December 31, 2019. The major categories of our retail loan portfolio are discussed below.

Residential real estate lending.  Our residential 1-4 family mortgage loans are residential mortgages that are primarily secured by single-family homes, which can be owner occupied or investor owned. These loans are either originated by our loan officers or purchased from other originators with the servicing retained by such originators.  Our residential real estate lending portfolio is 99% first mortgage loans and 1% second mortgage loans.  As of September 30, 2020, 81% of our residential 1-4 family mortgage loans were either originated by our loan officers since 2012 or were acquired in our acquisition of NRB, 13% were purchased from two third parties on or after July 2014, and 6% were purchased by us from other originators before 2010.  Our residential real estate lending loans totaled $1.3 billion at September 30, 2020, which comprised 88.1% of our retail loan portfolio and 37.0% of our total loan portfolio.  In September 30, 2020, our residential real estate lending loans decreased by 2.7% from $1.4 billion at December 31, 2019.
Consumer and other. Our consumer and other portfolio is comprised of purchased student loans, residential solar loans, unsecured consumer loans and overdraft lines. Our consumer and other loans totaled $179.5 million at September 30, 2020, which comprised 5.0% of our total loan portfolio, compared to $163.1 million, or 4.7% of our total loan portfolio, at December 31, 2019.

Maturities and Sensitivity of Loans to Changes in Interest Rates
The information in the following table is based on the contractual maturities of individual loans, including loans that may be subject to renewal at their contractual maturity. Renewal of these loans is subject to review and credit approval, as well as modification of terms upon maturity. Actual repayments of loans may differ from the maturities reflected below because borrowers have the right to prepay obligations with or without prepayment penalties. The following tables summarize the loan maturity distribution by type and related interest rate characteristics at September 30, 2020 and December 31, 2019:

(In thousands)	One year or less	After one but within five years	After 5 years	Total
September 30, 2020:
Commercial Portfolio:
Commercial and industrial	$144,026	$245,455	$271,433	$660,914
Multifamily	100,093	544,490	330,379	974,962
Commercial real estate	50,391	234,459	103,907	388,757
Construction and land development	47,281	9,355	5,051	61,687

Retail Portfolio:
Residential real estate lending	458	606	1,327,957	1,329,021
Consumer and other	556	3,384	175,567	179,507
Total Loans	$342,805	$1,037,749	$2,214,294	$3,594,848

(In thousands)	After one but within five years	After 5 years	Total
Gross loan maturing after one year with:
Fixed interest rates	$866,411	$1,463,951	$2,330,362
Floating or adjustable interest rates	171,338	750,343	921,681
Total Loans	$1,037,749	$2,214,294	$3,252,043

(In thousands)	One year or less	After one but within five years	After 5 years	Total
December 31, 2019:
Commercial Portfolio:
Commercial and industrial	$88,036	$183,387	$202,919	$474,342
Multifamily	96,845	608,647	270,888	976,380
Commercial real estate	53,669	251,729	116,549	421,947
Construction and land development	35,121	14,124	13,026	62,271

Retail Portfolio:
Residential real estate lending	436	634	1,365,403	1,366,473
Consumer and other	714	4,042	158,321	163,077
Total retail	$274,821	$1,062,563	$2,127,106	$3,464,490

(In thousands)	After one but within five years	After 5 years	Total
Gross loan maturing after one year with:
Fixed interest rates	$902,981	$1,366,370	$2,269,351
Floating or adjustable interest rates	159,582	760,736	920,318
Total Loans	$1,062,563	$2,127,106	$3,189,669

Allowance for Loan Losses
We maintain the allowance at a level we believe is sufficient to absorb probable incurred losses in our loan portfolio given the conditions at the time. Management determines the adequacy of the allowance based on periodic evaluations of the loan portfolio and other factors, including end-of-period loan levels and portfolio composition, observable trends in nonperforming loans, our historical loan losses, known and inherent risks in the portfolio, underwriting practices, adverse situations that may impact a borrower’s ability to repay, the estimated value and sufficiency of any underlying collateral, credit risk grade assessments, loan impairment and economic conditions. These evaluations are inherently subjective as they require management to make material estimates, all of which may be susceptible to significant change. The allowance is increased by provisions for loan losses charged to expense and decreased by actual charge-offs, net of recoveries of previous amounts charged-off.
The allowance consists of specific allowances for loans that are individually classified as impaired and general components. Impaired loans include loans placed on nonaccrual status and TDRs. Loans are considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreements. When determining if we will be unable to collect all principal and interest payments due in accordance with the original contractual terms of the loan agreement, we consider the borrower’s overall financial condition, resources and payment record, support from guarantors, and the realized value of any collateral. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.
Impaired loans are individually identified and evaluated for impairment based on a combination of internally assigned risk ratings and a defined dollar threshold. If a loan is impaired, a specific reserve is applied to the loan so that the loan is reported, net, at the discounted expected future cash flows or at the fair value of collateral if repayment is collateral dependent. Impaired loans which do not meet the criteria for individual evaluation are evaluated in homogeneous pools of loans with similar risk characteristics.
In accordance with the accounting guidance for business combinations, there was no allowance brought forward on any of the loans we acquired in our acquisition of NRB. For purchased non-credit impaired loans, credit discounts representing the principal losses expected over the life of the loan are a component of the initial fair value and the discount is accreted to interest income over the life of the loan. Subsequent to the acquisition date, the method used to evaluate the sufficiency of the credit discount is similar to organic loans, and if necessary, additional reserves are recognized in the allowance.
The following tables presents, by loan type, the changes in the allowance for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2020	2019	2020	2019
Balance at beginning of period	$50,010	$33,630	$33,847	$37,195
Loan charge-offs:
Commercial portfolio:
Commercial and industrial	78	844	79	9,236
Multifamily	—	—	—	—
Commercial real estate	3,787	—	3,787	—
Construction and land development	970	—	970	—
Retail portfolio:
Residential real estate lending	188	425	452	564
Consumer and other	515	329	1,306	514
Total loan charge-offs	5,538	1,598	6,594	10,314
Recoveries of loans previously charged-off:
Commercial portfolio:
Commercial and industrial	1	1,688	4	1,694
Multifamily	—	—	—	—
Commercial real estate	—	—	—	—
Construction and land development	1	—	1	—
Retail portfolio:
Residential real estate lending	119	506	482	1,258
Consumer and other	85	29	130	109
Total loan recoveries	206	2,223	617	3,061
Net charge-offs (recoveries)	5,332	(625)	5,977	7,253
Provision for (recovery of) loan losses	3,394	(558)	20,202	3,755
Balance at end of period	$48,072	$33,697	$48,072	$33,697

The allowance increased $14.3 million to $48.1 million at September 30, 2020 and from $33.8 million at December 31, 2019. The increase was primarily due to increases in the specific reserves for indirect C&I loans and an increase in allowance related to the COVID-19 pandemic, which has resulted in deteriorated economic conditions and uncertainty. At September 30, 2020, we had $78.8 million of impaired loans for which a specific allowance of $12.7 million was made, compared to $65.5 million of impaired loans at December 31, 2019 for which a specific allowance of $7.5 million was made. The ratio of allowance to total loans was 1.34% for September 30, 2020 and 0.96% for December 31, 2019. The increase is primarily attributable to the increase in specific reserves on C&I loans and the increase in qualitative factors mentioned above. We believe the COVID-19 pandemic has had and may continue to have an adverse effect on the credit quality of our loan portfolio during the remainder of 2020. The impact of the virus on the economy and on the financial condition of our borrowers could result in increased loan delinquencies and defaults. Impaired loans have increased as a result of the COVID-19 pandemic and may continue to increase in future periods.

Allocation of Allowance for Loan Losses
The following table presents the allocation of the allowance and the percentage of the total amount of loans in each loan category listed as of the dates indicated:

	At September 30, 2020		At December 31, 2019
(In thousands)	Amount	% of total loans	Amount	% of total loans
Commercial Portfolio:
Commercial and industrial	$16,689	18.4%	$11,126	14.2%
Multifamily	8,445	27.1%	5,210	28.4%
Commercial real estate	4,351	10.8%	2,492	12.6%
Construction and land development	1,717	1.7%	808	1.8%
Total commercial portfolio	31,202	58.0%	19,636	57.0%

Retail Portfolio:
Residential real estate lending	15,237	37.0%	14,149	37.5%
Consumer and other	1,633	5.0%	62	4.8%
Total retail portfolio	16,870	42.0%	14,211	43.0%

Total allowance for loan losses	$48,072		$33,847

Nonperforming Assets
Nonperforming assets include all loans categorized as nonaccrual or restructured, other real estate owned and other repossessed assets. The accrual of interest on loans is discontinued, or the loan is placed on nonaccrual, when the full collection of principal and interest is in doubt. We generally do not accrue interest on loans that are 90 days or more past due (unless we are in the process of collection or an extension and determine that the customer is not in financial difficulty). When a loan is placed on nonaccrual, previously accrued but unpaid interest is reversed and charged against interest income and future accruals of interest are discontinued. Payments by borrowers for loans on nonaccrual are applied to loan principal. Loans are returned to accrual status when, in our judgment, the borrower’s ability to satisfy principal and interest obligations under the loan agreement has improved sufficiently to reasonably assure recovery of principal and the borrower has demonstrated a sustained period of repayment performance.
A loan is identified as a TDR when we, for economic or legal reasons related to the borrower’s financial difficulties, grant a concession to the borrower. The concessions may be granted in various forms, including interest rate reductions, principal forgiveness, extension of maturity date, waiver or deferral of payments and other actions intended to minimize potential losses. A loan that has been restructured as a TDR may not be disclosed as a TDR in years subsequent to the restructuring if certain conditions are met. Generally, a nonaccrual loan that is restructured remains on nonaccrual status for a period no less than six months to demonstrate that the borrower can meet the restructured terms. However, the borrower’s performance prior to the restructuring or other significant events at the time of restructuring may be considered in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual status after a shorter performance period. If the borrower’s performance under the new terms is not reasonably assured, the loan remains classified as a nonaccrual loan.
As a result of the COVID-19 pandemic, we have experienced a significant increase in the number of requests for temporary loan modifications. As of September 30, 2020, we had COVID-19 related loan payment deferrals or deferral requests in process totaling $293.0 million, of which 77% were in our commercial portfolio. We have granted these borrowers short-term concessions of three to six months, in the form of payment deferrals. According to the interagency guidance and the CARES Act, loans modified during the COVID-19 pandemic are not considered TDRs as long as the borrower was not experiencing financial difficulty before the pandemic and the reason for the deferral is temporary in nature and the loans are expected to continue performing after the COVID-19 pandemic.

The following table sets forth our nonperforming assets as of September 30, 2020 and December 31, 2019:

(In thousands)	September 30, 2020	December 31, 2019
Loans 90 days past due and accruing	$9,522	$446
Nonaccrual loans excluding held for sale loans and restructured loans	17,515	5,992
Troubled debt restructured loans - nonaccrual	33,306	25,019
Troubled debt restructured loans - accruing	19,919	34,367
Other real estate owned	306	809
Impaired securities	44	65
Total nonperforming assets	$80,612	$66,698

Nonaccrual loans:
Commercial and industrial	$25,785	$15,564
Multifamily	—	—
Commercial real estate	3,500	3,693
Construction and land development	10,688	3,652
Total commercial portfolio	39,973	22,909

Residential real estate lending	9,750	7,774
Consumer and other	1,098	328
Total retail portfolio	10,848	8,102
Total nonaccrual loans	$50,821	$31,011

Nonperforming assets to total assets	1.22%	1.25%
Nonaccrual assets to total assets	0.77%	0.60%
Nonaccrual loans to total loans	1.41%	0.90%
Allowance for loan losses to nonaccrual loans	95%	109%

Total nonperforming assets totaled $80.6 million at September 30, 2020 compared to $66.7 million at December 31, 2019. The increase in nonperforming assets at September 30, 2020 compared to the year-ended December 31, 2019 was primarily driven by the addition of one $8.0 million non-accruing construction loan, and one $8.1 million accruing construction loan which was paid in full in October 2020.
Potential problem loans are loans which management has doubts as to the ability of the borrowers to comply with the present loan repayment terms. Potential problem loans are performing loans and include our special mention and substandard-accruing commercial loans and/or loans 30-89 days past due. These loans are not included in the nonperforming assets table above and totaled $65.2 million, or 1.0% of total assets, at September 30, 2020. $21.0 million of these loans are commercial loans currently in workout, with the expectation that all will be rehabilitated. $9.2 million are residential 1-4 family loans, with $6.8 million at 30 days delinquent, and $2.5 million at 60 days delinquent.
COVID-19 related deferrals included $3.3 million of loans rated special mention as of September 30, 2020.
Deferred Tax Asset
We had a deferred tax asset, net of deferred tax liabilities, of $27.0 million at September 30, 2020 and $28.4 million at December 31, 2019. As of September 30, 2020, our deferred tax assets were fully realizable with no valuation allowance held against the balance. Our management concluded that it was more-likely-than-not that the entire amount will be realized.
We will evaluate the recoverability of our net deferred tax asset on a periodic basis and record decreases (increases) as a deferred tax provision (benefit) in the Consolidated Statements of Income as appropriate.

Deposits
Deposits represent our primary source of funds. We are focused on growing our core deposits through relationship-based banking with our business and consumer clients. Total deposits were $6.0 billion at September 30, 2020, compared to $4.6 billion at December 31, 2019. We believe that our strong deposit franchise is attributable to our mission-based strategy of developing and maintaining relationships with our clients who share similar values and through maintaining a high level of service.
We gather deposits through each of our three branch locations across New York City, our one branch in Washington, D.C., our one branch in San Francisco, our one branch in Boston and through the efforts of our commercial banking team which focuses nationally on business growth. Through our branch network, online, mobile and direct banking channels, we offer a variety of deposit products including demand deposit accounts, money market deposits, NOW accounts, savings and certificates of deposit. We bank politically active customers, such as campaigns, PACs, and state and national party committees, which we refer to as political deposits. These deposits exhibit seasonality based on election cycles. As of September 30, 2020 and December 31, 2019, we had approximately $1.2 billion and $578.6 million, respectively, in political deposits which are primarily in demand deposits. We expect these deposits to decline as the 2020 presidential election cycle ends in the fourth quarter of 2020.
Maturities of time certificates of deposit and other time deposits of $100,000 or more outstanding at September 30, 2020 are summarized as follows:

Maturities as of September 30, 2020
(In thousands)
Within three months	$69,678
After three but within six months	52,335
After six months but within twelve months	43,345
After twelve months	19,092
$184,450

Liquidity
Liquidity refers to our ability to maintain cash flow that is adequate to fund our operations, support asset growth, maintain reserve requirements and meet present and future obligations of deposit withdrawals, lending obligations and other contractual obligations through either the sale or maturity of existing assets or by obtaining additional funding through liability management. Our liquidity risk management policy provides the framework that we use to maintain adequate liquidity and sources of available liquidity at levels that enable us to meet all reasonably foreseeable short-term, long-term and strategic liquidity demands. The Asset and Liability Management Committee is responsible for oversight of liquidity risk management activities in accordance with the provisions of our liquidity risk policy and applicable bank regulatory capital and liquidity laws and regulations. Our liquidity risk management process includes (i) ongoing analysis and monitoring of our funding requirements under various balance sheet and economic scenarios, (ii) review and monitoring of lenders, depositors, brokers and other liability holders to ensure appropriate diversification of funding sources and (iii) liquidity contingency planning to address liquidity needs in the event of unforeseen market disruption impacting a wide range of variables. We continuously monitor our liquidity position in order for our assets and liabilities to be managed in a manner that will meet our immediate and long-term funding requirements. We manage our liquidity position to meet the daily cash flow needs of customers, while maintaining an appropriate balance between assets and liabilities to meet the return on investment objectives of our stockholders. We also monitor our liquidity requirements in light of interest rate trends, changes in the economy, and the scheduled maturity and interest rate sensitivity of our securities and loan portfolios and deposits. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of our investment portfolio is fairly predictable and subject to a high degree of control when we make investment decisions. Net deposit inflows and outflows, however, are far less predictable and are not subject to the same degree of certainty.
Our liquidity position is supported by management of our liquid assets and liabilities and access to alternative sources of funds. Our short-term and long-term liquidity requirements are primarily to fund on-going operations, including payment of interest on deposits and debt, extensions of credit to borrowers and capital expenditures. These liquidity requirements are met primarily through our deposits, FHLB advances and the principal and interest payments we receive on loans and investment securities. Cash, interest-bearing deposits in third-party banks, securities available for sale and maturing or prepaying balances in our investment and loan portfolios are our most liquid assets. Other sources of liquidity that are available to us include the sale of loans we hold for investment, the ability to acquire additional national market non-core deposits, borrowings through the Federal Reserve’s discount window and the issuance of debt or equity securities. We believe that the sources of available liquidity are adequate to meet our current and reasonably foreseeable future liquidity needs.
At September 30, 2020, our cash and equivalents, which consist of cash and amounts due from banks and interest-bearing deposits in other financial institutions, amounted to $743.1 million, or 11.2% of total assets, compared to $122.5 million, or 2.3% of total assets at December 31, 2019. Our available for sale securities at September 30, 2020 were $1.5 billion, or 22.8% of total assets, compared to $1.2 billion, or 23.0% of total assets at December 31, 2019. Investment securities with an aggregate fair value of $83.5 million at September 30, 2020 were pledged to secure public deposits and repurchase agreements.
The liability portion of the balance sheet serves as our primary source of liquidity. We plan to meet our future cash needs through the generation of deposits. Customer deposits have historically provided a sizeable source of relatively stable and low-cost funds. We are also a member of the FHLB, from which we can borrow for leverage or liquidity purposes. The FHLB requires that securities and qualifying loans be pledged to secure any advances. At September 30, 2020, we had no advances from the FHLB and a remaining credit availability of $1.7 billion. In addition, we maintain borrowing capacity of approximately $131.1 million with the Federal Reserve’s discount window that is secured by certain securities from our portfolio which are not pledged for other purposes.

Capital Resources

Total stockholders’ equity at September 30, 2020 was $522.5 million, compared to $490.5 million at December 31, 2019, an increase of $32.0 million. The increase was primarily driven by $32.4 million of net income and a $12.1 million increase in accumulated other comprehensive income due to the mark to market on our securities portfolio, offset by a $7.0 million decrease due to share repurchases in the first quarter of 2020 under our share repurchase program and a $7.6 million decrease due to dividends to shareholders.
We are subject to various regulatory capital requirements administered by federal banking regulators. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by federal banking regulators that, if undertaken, could have a direct material effect on our financial statements.

Regulatory capital rules adopted in July 2013 and fully phased in as of January 1, 2019, which we refer to as the Basel III rules, impose minimum capital requirements for bank holding companies and banks. The Basel III rules apply to all national and state banks and savings associations regardless of size and bank holding companies and savings and loan holding companies with consolidated assets of more than $3 billion. In order to avoid restrictions on capital distributions or discretionary bonus payments to executives, a covered banking organization must maintain the fully phased in “capital conservation buffer” of 2.5% on top of its minimum risk-based capital requirements. This buffer must consist solely of common equity Tier 1 risk-based capital, but the buffer applies to all three measurements (common equity Tier 1 risk-based capital, Tier 1 capital and total capital). The capital conservation is equal to 2.5% of risk-weighted assets.

As of September 30, 2020, we were categorized as “well capitalized” under the prompt corrective action measures and met the now fully phased-in capital conservation buffer requirements. The following table shows the regulatory capital ratios for us at the dates indicated:

	Actual		For Capital Adequacy Purposes(1)		To Be Considered Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(In thousands)
September 30, 2020
Total capital to risk weighted assets	$526,021	14.01%	$300,429	8.00%	$375,536	10.00%
Tier I capital to risk weighted assets	479,047	12.76%	225,321	6.00%	300,429	8.00%
Tier I capital to average assets	479,047	7.69%	260,409	4.00%	325,511	5.00%
Common equity tier 1 to risk weighted assets	479,047	14.01%	168,991	4.50%	244,098	6.50%

December 31, 2019
Total capital to risk weighted assets	$490,831	14.01%	$280,265	8.00%	$350,331	10.00%
Tier I capital to risk weighted assets	455,668	13.01%	210,199	6.00%	280,265	8.00%
Tier I capital to average assets	455,668	8.90%	204,852	4.00%	256,065	5.00%
Common equity tier 1 to risk weighted assets	455,668	13.01%	157,649	4.50%	227,715	6.50%
(1) Amounts are shown exclusive of the capital conservation buffer of 2.50%.

Contractual Obligations
We have entered into contractual obligations in the normal course of business that involve elements of credit risk, interest rate risk and liquidity risk. The following table summarizes these relations as of September 30, 2020 and December 31, 2019:

September 30, 2020
(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Leases	60,219	2,499	19,600	19,459	18,661
Purchase Obligations	37,087	4,612	9,224	9,224	14,027
	$97,306	$7,111	$28,824	$28,683	$32,688

December 31, 2019
(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt	$75,000	$75,000	$—	$—	$—
Operating Leases	69,679	10,743	20,816	19,459	18,661
Purchase Obligations	13,413	2,012	4,024	4,024	3,353
	$158,092	$87,755	$24,840	$23,483	$22,014

Investment Obligations
The Bank is party to an agreement with PFG for the purchase of up to $150 million of PACE assessment securities by September 2021, to be held in our held-to-maturity investment portfolio. As of September 30, 2020, the Bank had fulfilled $98.8 million of its obligation. As of December 31, 2019, the Bank was not party to such an agreement or related purchase obligation. The PACE assessments have equal-lien priority with property taxes and rank senior to first lien mortgages.

Item 3.    Quantitative and Qualitative Disclosures about Market Risk.
There have been no material changes in the Bank’s market risk as of September 30, 2020 from that presented in the 2019 Annual Report. The interest rate sensitivity position at September 30, 2020 is discussed below.
Evaluation of Interest Rate Risk
Our simulation models incorporate various assumptions, which we believe are reasonable but which may have a significant impact on results such as: (1) the timing of changes in interest rates, (2) shifts or rotations in the yield curve, (3) loan and securities prepayment speeds for different interest rate scenarios, (4) interest rates and balances of indeterminate-maturity deposits for different scenarios, and (5) new volume and yield assumptions for loans, securities and deposits. Because of limitations inherent in any approach used to measure interest rate risk, simulation results are not intended as a forecast of the actual effect of a change in market interest rates on our results but rather to better plan and execute appropriate asset-liability management strategies and manage our interest rate risk.
Potential changes to our net interest income and economic value of equity in hypothetical rising and declining rate scenarios calculated as of September 30, 2020 are presented in the following table. The projections assume immediate, parallel shifts downward of the yield curve of 100 basis points and immediate, parallel shifts upward of the yield curve of 100, 200, 300 and 400 basis points. In the current interest rate environment, a downward shift of the yield curve of 200, 300 and 400 basis points does not provide us with meaningful results.
The results of this simulation analysis are hypothetical and should not be relied on as indicative of expected operating results. A variety of factors might cause actual results to differ substantially from what is depicted. For example, if the timing and magnitude of interest rate changes differ from those projected, our net interest income might vary significantly. Non-parallel yield curve shifts such as a flattening or steepening of the yield curve or changes in interest rate spreads, would also cause our net interest income to be different from that depicted. An increasing interest rate environment could reduce projected net interest income if deposits and other short-term liabilities re-price faster than expected or faster than our assets re-price. Actual results could differ from those projected if we grow assets and liabilities faster or slower than estimated, if we experience a net outflow of deposit liabilities or if our mix of assets and liabilities otherwise changes. Actual results could also differ from those projected if we experience substantially different repayment speeds in our loan portfolio than those assumed in the simulation model. Finally, these simulation results do not contemplate all the actions that we may undertake in response to potential or actual changes in interest rates, such as changes to our loan, investment, deposit, funding or hedging strategies.

Change in Market Interest Rates as of September 30, 2020	Estimated Increase (Decrease) in:
Immediate Shift	Economic Value of Equity	Economic Value of Equity ($)	Year 1 Net Interest Income	Year 1 Net Interest Income ($)
+400 basis points	6.6%	55,758	21.2%	35,528
+300 basis points	12.6%	106,208	21.4%	35,770
+200 basis points	15.4%	129,780	17.9%	30,029
+100 basis points	11.6%	98,107	11.0%	18,338
-100 basis points	-18.3%	(154,393)	-8.8%	(14,653)

Item 4.    Controls and Procedures.
Under the supervision and with the participation of our management, including the participation of our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act as of the end of the period covered by this Quarterly Report on Form 10-Q. Based on that evaluation, the Bank’s Chief Executive Officer and Chief Financial Officer concluded that the Bank’s disclosure controls and procedures were effective as of the end of the period covered by this quarterly report.

Changes in Internal Controls
There was no change in our internal control over financial reporting that occurred during the quarter ended September 30, 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

PART II
Item 1.    Legal Proceedings.

We are subject to certain pending and threatened legal actions that arise out of the normal course of business. Additionally, we, like all banking organizations, are subject to heightened legal and regulatory compliance and litigation risk. Based upon management’s current knowledge, following consultation with legal counsel, in the opinion of management, there is no pending or threatened legal matter that would result in a material adverse effect on our consolidated financial condition or results of operation.

Item 1A.    Risk Factors.

Investing in shares of our common stock involves certain risks, including those identified and described in Item 1A. of our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as well as cautionary statements contained in this Quarterly Report on Form 10-Q, including those under the caption “Cautionary Note Regarding Forward-Looking Statements” and set forth in Part II, Item 1A. of our Quarterly Reports on Forms 10-Q for the quarter ended March 31, 2020.

Except as set forth in Part II, Item 1A. of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 filed with the FDIC on April 30, 2020, which is incorporated herein by this reference, there have been no material changes to the risk factors previously disclosed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed with the FDIC on March 13, 2020.

We depend on our executive officers and other key employees, and our ability to attract additional key personnel, to continue the implementation of our long-term business strategy, and we could be harmed by the unexpected loss of their services.

We believe that our continued growth and future success will depend in large part on the skills of our executive officers and other key employees and our ability to motivate and retain these individuals, as well as our ability to attract, motivate and retain highly qualified senior and middle management and other skilled employees. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute our business strategy may be lengthy. We may not be successful in retaining our key personnel, and the unexpected loss of services of one or more of our key personnel could have a material adverse effect on our business because of their skill, knowledge of our primary markets, years of industry experience and the difficulty of promptly finding qualified replacement personnel, such as with Mr. Mestrich, who, as previously disclosed, will leave his positions with us on January 31, 2021. If the services of any of our of key personnel should become unavailable for any reason, including their voluntary departure, such as in the case of Mr. Mestrich, we may not be able to identify and hire qualified persons on terms acceptable to us, or at all, which could have a material adverse effect on our business, financial condition, results of operation and future prospects. In addition, we do not currently have employment agreements with any of our other executive officers; however, we have a change in control policy applicable to certain executive officers. Our officers have agreed to a one-year non-solicitation covenant; therefore, these officers could leave us and immediately begin competing against us and after one year begin soliciting our customers. The departure of any of our other personnel could have a material adverse impact on our business, results of operations and growth prospects.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

The following schedule summarizes our total monthly share repurchase activity for the three months ended September 30, 2020:

	Issuer Purchases of Equity Securities
Period (Settlement Date)	Total number of shares purchased (1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value that may yet be purchased under plans or programs (2)
July 1 through July 31, 2020	—	$—	—	$12,212,492
August 1 through August 31, 2020	—	—	—	12,212,492
September 1 through September 30, 2020	—	—	—	12,212,492
Total	—	$—	—
(1) Includes shares withheld by the Bank to pay the taxes associated with the vesting of stock options.

(2) On May 29, 2019, the Bank’s Board of Directors authorized a share repurchase program authorizing the repurchase of up to $25 million of its outstanding common stock. No time limit was set for the completion of the share repurchase program. The authorization does not require the Bank to acquire any specified number of common shares and may be commenced, suspended or discontinued without prior notice. Under this authorization, $0 were purchased during the quarter.

Item 6. Exhibits.

Exhibit No.	Description of Exhibit

2.1	Plan of Acquisition adopted and approved by Amalgamated Bank and Amalgamated Financial Corp. dated September 4, 2020 (incorporated by reference to Exhibit 2.1 to Amalgamated Bank’s Current Report on Form 8-K filed with the FDIC on September 8, 2020)

3.1	Organization Certificate of Amalgamated Bank, as amended and restated through July 22, 2020 (incorporated by reference to Exhibit 3.1 to Amalgamated Bank’s Current Report on Form 8-K filed with the FDIC on July 22, 2020)

3.2	Bylaws of Amalgamated Bank, as amended and restated through April 6, 2020 (incorporated by reference to Exhibit 3.1 to Amalgamated Bank’s Current Report on Form 8-K filed with the FDIC on April 7, 2020)

31.1	Rule 13a-14(a) Certification of the Chief Executive Officer

31.2	Rule 13a-14(a) Certification of the Chief Financial Officer

32.1	Section 1350 Certifications

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
AMALGAMATED BANK

November 6, 2020	By:	/s/ Keith Mestrich
Keith Mestrich
President and Chief Executive Officer
(Principal Executive Officer)

November 6, 2020	By:	/s/ Andrew LaBenne
Andrew LaBenne
Chief Financial Officer
(Principal Financial Officer)

November 6, 2020	By:	/s/ Jason Darby
Jason Darby
Chief Accounting Officer
(Principal Accounting Officer)

Exhibit 31.1
Rule 13a-14(a) Certification of the Chief Executive Officer
I, Keith Mestrich, certify that:
1.I have reviewed this quarterly report on Form 10-Q of Amalgamated Bank
2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b)Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c)Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d)Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s Board of Directors (or persons performing the equivalent functions):
a)All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 6, 2020

/s/ Keith Mestrich
Keith Mestrich, President and Chief Executive Officer

Exhibit 31.2
Rule 13a-14(a) Certification of the Chief Financial Officer
I, Andrew LaBenne, certify that:
1.I have reviewed this quarterly report on Form 10-Q of Amalgamated Bank.
2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b)Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c)Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d)Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s Board of Directors (or persons performing the equivalent functions):
a)All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 6, 2020

/s/ Andrew LaBenne
Andrew LaBenne, Chief Financial Officer

Exhibit 32.1
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Quarterly Report of Amalgamated Bank (the “Bank”) on Form 10-Q for the period ended September 30, 2020 as filed with the Federal Deposit Insurance Corporation on the date hereof (the “Report”), the undersigned, the Chief Executive Officer and the Chief Financial Officer of the Bank, each certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that, to his knowledge:
1.The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Bank.

/s/ Keith Mestrich
Keith Mestrich
President and Chief Executive Officer
November 6, 2020

/s/ Andrew LaBenne
Andrew LaBenne
Chief Financial Officer
November 6, 2020